AGREEMENT AND PLAN OF MERGER

by and among

Infoblox Inc.,
a Delaware corporation,
Niners Acquisition Sub, Inc.,
a Delaware corporation,
IID Security, Inc.,
a Delaware corporation,
and
Shareholder Representative Services LLC as the Stockholders’ Agent

___________________________
Dated as of February 6, 2016
___________________________

Exhibits
Exhibit A	Definitions
Exhibit B	Form of Written Consent
Exhibit C	Form of Stockholder Agreement
Exhibit D	Form of Certificate of Merger
Exhibit E	Form of Spreadsheet
Exhibit F-1	Form of FIRPTA Notice
Exhibit F-2	Form of FIRPTA Notification Letter
Exhibit G	Form of Parachute Payment Waiver
Exhibit H	Form of Parachute Payment Waiver
Exhibit I	Form of Letter of Transmittal

Schedules
Company Disclosure Letter
Schedule I	Consenting Stockholders
Schedule II	Spreadsheet
Schedule 1.4(a)(ii)	Designated Stockholder and Designated Shares

Agreement and Plan of Merger

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of February 6, 2016 (the “Agreement Date”), by and among Infoblox Inc., a Delaware corporation (“Acquirer”), Niners Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquirer (“Merger Sub”), IID Security, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity as the stockholders’ agent (the “Stockholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.
Recitals

A.
Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Acquirer.

B.
The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (2) approved this Agreement in accordance with Applicable Law and (3) adopted a resolution directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger.

C.
The board of directors of Merger Sub has (1) declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and the stockholder of Merger Sub and (2) adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Merger.

D.
The board of directors of Acquirer has approved this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, and Acquirer, as the sole stockholder of Merger Sub, shall, on the Agreement Date promptly following execution and delivery of this Agreement, adopt this Agreement and approve the Merger.

E.
Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, (1) the Persons listed on Schedule E of the Company Disclosure Letter (each, a “Named Employee”) have each executed Acquirer’s customary form of employment offer letter, together with a confidential information and invention assignment agreement (together, an “Offer Letter”), each to become effective upon the Closing, and (2) each Named Employee who is a Company Stockholder has executed a non-competition agreement (a “Non-Competition Agreement”) and a holdback agreement (a “Holdback Agreement”), each to become effective upon the Closing.

F.
Promptly following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Acquirer a written consent in substantially the form attached hereto as Exhibit B (a “Written Consent”) executed by the Company Stockholders identified on Schedule I (the “Consenting Stockholders”), evidencing the obtainment of the Company Stockholder Approval, and the Company shall seek to obtain and deliver to Acquirer immediately after the delivery of such Written Consent a stockholder agreement in substantially the form attached hereto as Exhibit C (the “Stockholder Agreement”) executed by each Consenting Stockholder.

Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
The Merger

1.1The Merger.

(a)Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and as a wholly owned subsidiary of Acquirer.

(b)Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

(c)Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, 94041, or at such other location as Acquirer and the Company agree, at (i) 10:00 a.m. local time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (ii) such other time as Acquirer and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d)Effective Time. A certificate of merger satisfying the applicable requirements of the DGCL in substantially the form attached hereto as Exhibit D (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(e)Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Acquirer and the Company prior to the Effective Time:

(i)the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the Certificate of Merger, until thereafter amended as provided by the DGCL;

(ii)the Company shall take all actions necessary to cause the bylaws of the Surviving Corporation to be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(iii)the Company shall take all actions necessary to cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the only directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2Closing Deliveries.

(a)Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing, a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied.

(b)Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:

(i)a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 6.3(a) and Section 6.3(e) has been satisfied;

(ii)a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of immediately prior to the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of immediately prior to the Closing, (C) the resolutions of the Board (I) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with the DGCL and (III) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger and (D) other matters reasonably requested by Acquirer;

(iii)written acknowledgments pursuant to which any Person that is entitled to any Transaction Expenses acknowledges (A) the total amount of Transaction Expenses that has been incurred and remains payable to such Person and (B) that, upon payment of such remaining payable amount at the Closing, it shall be paid in full and shall not be owed any other amount by any of Acquirer, the Company, its Affiliates and/or the Surviving Corporation;

(iv)one or more Written Consents executed by each Consenting Stockholder and such other Company Stockholders as are necessary, when taken together with the Consenting Stockholders, to evidence the obtainment of the Company Stockholder Approval and the Requisite Stockholder Approval;

(v)the Stockholder Agreement, executed by each Consenting Stockholder;

(vi)Offer Letters, effective as of the Closing, executed by each Named Employee and Continuing Employee;

(vii)Non-Competition Agreements, effective as of the Closing, executed by each Named Employee who is a Company Stockholder;

(viii)Holdback Agreements, effective as of the Closing, executed by each Named Employee who is a Company Stockholder;

(ix)evidence reasonably satisfactory to Acquirer of the resignation of each director and officer of the Company in office immediately prior to the Closing as directors and/or officers of the Company, effective as of, and contingent upon, the Effective Time;

(x)unless otherwise requested by Acquirer in writing no less than three Business Days prior to the Closing Date, a true, correct and complete copy of resolutions adopted by the Board or any applicable committee thereof, certified by the Secretary of the Company, authorizing the termination of the Company’s 401(k) Plan (the “401(k) Plan”) and the Company Option Plan, with such termination to be effective as of the date immediately preceding the Closing Date and contingent upon the Closing;

(xi)a certificate from the Secretary of State of the States of Delaware, dated within five Business Days prior to the Closing Date, certifying that the Company is in good standing and that all applicable Taxes and fees of the Company have been paid;

(xii)the Spreadsheet completed to include all of the information specified in Section 5.8 in the form attached hereto as Exhibit E and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;

(xiii)the Company Closing Financial Certificate;

(xiv)FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit F-1, dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the IRS on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit F-2, dated as of the Closing Date and executed by the Company;

(xv)a separation agreement or similar document in a form reasonably satisfactory to Acquirer (a “Separation Agreement”) executed by each of the Designated Employees that the Company has elected to offer severance pay or benefits;

(xvi)the Certificate of Merger, executed by the Company;

(xvii)payoff letters or similar instruments in form and substance reasonably satisfactory to Acquirer with respect to the Company’s Loan and Security Agreement with City National Bank and all loans and other obligations thereunder, and all other Company Debt, which letters provide for the release of all Encumbrances relating to the Company Debt following satisfaction of the terms contained in such payoff letters (including any premiums above the principal amount of such Company Debt or any fees payable in connection with such Company Debt);

(xviii)a parachute payment waiver, in substantially the form attached hereto as Exhibit G (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 5.15;

(xix)evidence reasonably satisfactory to Acquirer of the exercise of the Company Warrants prior to or as of the Closing.

Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer or Merger Sub that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s or Merger Sub’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

1.3Effect on Capital Stock and Options.

(a)Treatment of Company Capital Stock and Company Options and Company Warrants. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, Company Stockholder, Company Optionholder, Company Warrantholder or any other Person:
(i)Company Series A Stock. Each share of Company Series A Stock held by a Converting Holder immediately prior to the Effective Time shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Series A Per Share Amount. The amount of cash each Converting Holder holding shares of Company Series A Stock is entitled to receive for such shares of Company Series A Stock shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Series A Stock held by such Converting Holder.

(ii)Company Common Stock. Each share of Company Common Stock, including any Unvested Company Shares, held by a Converting Holder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, equal to the Common Per Share Amount. The amount of cash each Converting Holder holding shares of Company Common Stock is entitled to receive for such shares of Company Common Stock shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Common Stock held by such Converting Holder.

(iii)Company Options. Each Company Option, whether vested or unvested, that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be terminated and cancelled at the Effective Time and shall not be assumed by Acquirer, and no Company Option shall be substituted with any equivalent option or right to purchase or otherwise acquire any capital stock or other securities of Acquirer. Upon cancellation thereof and delivery of a duly completed and executed amendment, waiver and consent, in substantially the form attached hereto as Exhibit H (an “Option Waiver”) with respect thereto, each In the Money Option shall be converted into and represent the right to receive, subject to and in accordance with Section 1.4, an amount in cash, without interest, with respect to each share of Company Common Stock underlying such In the Money Option, equal to the excess of (A) the Common Per Share Amount over (B) the per share exercise price of such In the Money Option (collectively, the “Option Payments”). The amount of cash each Converting Holder holding In the Money Options is entitled to receive for such In the Money Options shall be rounded to the nearest cent and computed after aggregating cash amounts for all In the Money Options held by such Converting Holder and will be reduced by any applicable payroll, income tax or other withholding taxes. Upon cancellation thereof, no payment shall be made with respect to any Company Option that is not an In the Money Option. The Company shall, prior to payment of any cash amount, take or cause to be taken all actions, and shall obtain all consents, as may be required to effect the treatment of Company Options pursuant to this Section 1.3(a)(iii).

(iv)Company Warrants. Each Company Warrant, whether vested or unvested, shall, without any further action on the part of any holder thereof, be cancelled and extinguished and shall not be assumed by Acquirer in the Merger.

(v)Notwithstanding anything to the contrary contained herein, in no event shall the aggregate amount of cash to be paid by Acquirer to the Company Securityholders pursuant to this Agreement (excluding the Employee RSUs, Retention Bonuses and each Converting Holder’s TNW Pro Rata Share of the Excess Amount, if any) exceed the Merger Consideration.

(b)Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(c)Treatment of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(d)Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(e)Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Merger Consideration as if such shares never had been Dissenting Shares. The Company shall provide to Acquirer prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to the DGCL and received by the Company. The Company (before the Effective Time) and the Surviving Corporation (after the Effective Time) shall have the right to direct all negotiations and proceedings with respect to such demands under the DGCL. Subject to Section 8.2, the payout of consideration under this Agreement to the Converting Holders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(e) and under the DGCL) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under the DGCL by any other Company Stockholder.

(f)Rights Not Transferable. The rights of the Company Securityholders under this Agreement as of immediately prior to the Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution without action taken by or on behalf of such Company Securityholder. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(g)No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the Merger or the other Transactions.

1.4Payment Procedures.

(a)Surrender of Certificates.

(i)As soon as reasonably practicable after the Closing Date, to the extent not previously delivered, the Company shall deliver, or cause to be delivered, a letter of transmittal, together with instructions for use thereof, in substantially the form attached as Exhibit I (the “Letter of Transmittal”) to every holder of record of Company Capital Stock that was issued and outstanding immediately prior to the Effective Time.

(ii)No later than two Business Days after the Closing, Acquirer shall cause to be deposited with Continental Stock Transfer and Trust Company or other bank or trust company as Acquirer may choose in its discretion (the “Paying Agent”) the portion of the Merger Consideration payable to Company Stockholders, other than the Company Stockholder listed on Schedule 1.4(a)(ii) (the “Designated Stockholder”) with respect to the shares of Company Capital Stock identified on Schedule 1.4(a)(ii) (the “Designated Shares”), pursuant to Section 1.3(a)(i) and Section 1.3(a)(ii) in respect of their shares of Company Capital Stock, less the Indemnification Holdback Fund, the Adjustment Holdback Fund, the Expense Fund and amounts withheld pursuant to the Holdback Agreements.

(iii)As soon as reasonably practicable after the date of delivery to the Paying Agent of a certificate or instrument that immediately prior to the Effective Time represented issued and outstanding Company Capital Stock (a “Certificate”), together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, (A) the holder of record of such Certificate shall be entitled to receive the amount of cash that such holder has the right to receive pursuant to Section 1.3(a)(i) and Section 1.3(a)(ii) in respect of such Certificate less such Converting Holder’s Pro Rata Share of the Indemnification Holdback Amount, such Converting Holder’s TNW Pro Rata Share of the Adjustment Holdback Amount, and such Converting Holder’s Pro Rata Share of the Expense Fund, and (B) such Certificate shall be cancelled.

(iv)Upon receipt of written confirmation of the effectiveness of the Merger from the Secretary of State of the State of Delaware, Acquirer will instruct the Paying Agent (A) to pay by check or wire transfer of same‑day funds the aggregate amount of cash payable to such Converting Holder pursuant to Section 1.3(a)(i), less such Converting Holder’s Pro Rata Share of the Indemnification Holdback Amount, such Converting Holder’s TNW Pro Rata Share of the Adjustment Holdback Amount, such Converting Holder’s Pro Rata Share of the Expense Fund and amounts withheld pursuant to the Holdback Agreements, other than in respect of Dissenting Shares to holders thereof, and in each case as promptly as practicable following the submission of a Certificate to the Paying Agent and a duly executed Letter of Transmittal by such Converting Holder.

(v)If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed the Paying Agent will pay in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration payable pursuant to Section 1.3(a)(i) and/or Section 1.3(a)(ii) in respect of their shares of Company Capital Stock, less the applicable portion of such Converting Holder’s Pro Rata Share of the Indemnification Holdback Amount and such Converting Holder’s TNW Pro Rata Share of the Adjustment Holdback Amount.

(b)Surrender of Options. Acquirer shall, within 30 days following the Closing Date, (A) cause the Option Payments to be paid to each Company Optionholder holding In the Money Options and (B) cause the Common Per Share Amount to be paid to the Designated Stockholder with respect to each of the Designated Shares, in each case less an amount in cash equal to the sum of (i) such Company Optionholder’s or such Designated Stockholder’s Pro Rata Share of the Indemnification Holdback Amount, (ii) such Company Optionholder’s or such Designated Stockholder’s TNW Pro Rata Share of the Adjustment Holdback Amount and (iii) such Company Optionholder’s or such Designated Stockholder’s Pro Rata Share of the Expense Fund, through Acquirer’s or the Surviving Corporation’s payroll system in accordance with standard payroll practices, and subject to any required withholding for applicable Taxes; provided that such payment to such Company Optionholder shall be made only if such Company Optionholder shall have delivered a duly executed Option Waiver and such payment to such Designated Stockholder shall be made only if such Designated Stockholder shall have complied with the payment procedures set forth in Section 1.4(a).

(c)Adjustment Holdback Amount. Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall withhold from each Converting Holder’s applicable portion of the Merger Consideration payable to such Converting Holder pursuant to Section 1.3(a) such Converting Holder’s TNW Pro Rata Share of the Adjustment Holdback Amount (the aggregate amount of cash so held by Acquirer from time to time, the “Adjustment Holdback Fund”). The Adjustment Holdback Fund shall be held by Acquirer in a separate account from its operating funds and constitute partial security for the benefit of Acquirer with respect to the Converting Holders’ indemnification obligations under Section 1.6(e)(ii), provided, however, that, notwithstanding anything to the contrary, any and all amounts released from the Adjustment Holdback Fund with respect to Company Optionholders holding In the Money Options shall not be made after the date that is five (5) years following the Effective Time and shall otherwise be made in a manner intended to comply with Treasury Regulation 1.409A-3(i)(5)(iv)(A). The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute, among other things, approval of the Adjustment Holdback Amount, the withholding of the Adjustment Holdback Amount and the appointment of the Stockholders’ Agent.

(d)Indemnification Holdback Amount. Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall withhold from each Converting Holder’s applicable portion of the Merger Consideration payable to such Converting Holder pursuant to Section 1.3(a): (i) such Converting Holder’s Pro Rata Share of the Indemnification Holdback Amount and (ii) such Converting Holder’s TNW Pro Rata Share of the Adjustment Holdback Amount. The Indemnification Holdback Fund shall be held by Acquirer in a separate account from its operating funds and constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under Article VIII, and shall be held and distributed in accordance with Section 8.1, provided, however, that notwithstanding the foregoing, if Acquirer’s unrestricted cash as reflected on its most recent monthly balance sheet falls below $50,000,000 prior to the Indemnification Holdback Release Date, then Acquirer will deposit any unreleased portion of the Indemnification Holdback Amount into a third-party escrow account, established and maintained at Acquirer’s expense, with a nationally recognized banking institution reasonably acceptable to the Stockholders’ Agent (it being understood that U.S. Bank and Wells Fargo Bank shall be deemed to be acceptable to the Stockholders’ Agent). The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute, among other things, approval of the Indemnification Holdback Amount and the withholding of Indemnification Holdback Amount.

(e)Transfers of Ownership. If any cash amount payable pursuant to Section 1.3(a) is to be paid to a Person other than the Person to which the Certificate or Company Option surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that such Certificate or Company Option shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by Acquirer any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Certificate or Company Option, or established to the satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.

(f)No Liability. Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(g)Unclaimed Consideration. Each holder of a Certificate or Company Option who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration payable pursuant to Section 1.3(a) in respect of such Certificate or Company Option.

1.5No Further Ownership Rights in the Company Capital Stock, Company Options or Company Warrants. The applicable portion of the Merger Consideration paid or payable following the surrender for exchange of the Certificates and Company Options in accordance with this Agreement shall be paid or payable in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates or issuable pursuant to such Company Options, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock or Company Options that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or document or instrument representing a Company Option is presented to the Surviving Corporation for any reason, such Certificate or Company Option shall be cancelled and exchanged as provided in this Article I.

1.6Purchase Price Adjustment.

(a)Pursuant to Section 5.13, the Company shall deliver the final version of the Company Closing Financial Certificate to Acquirer not later than three Business Days prior to the Closing Date.

(b)No later than 60 days following the Closing Date, Acquirer shall (i) cause to be prepared a balance sheet of the Company as of the Effective Time, but which shall not reflect the transactions occurring at the Closing or any purchase accounting or similar adjustments resulting from, or Tax consequences of, the consummation of the Transactions other than any Transaction Expenses to be incurred at or after the Closing (the “Closing Balance Sheet”), together with a statement setting forth in reasonable detail Acquirer’s calculation of the Tangible Net Worth Amount (the “Net Worth Statement”), and (ii) deliver to the Stockholders’ Agent the Closing Balance Sheet and the Company Statement, each of which shall be prepared in accordance with GAAP.

(c)Review; Disputes.

(i)From and after the Effective Time, Acquirer and the Surviving Corporation shall provide the Stockholders’ Agent and its Representatives with reasonable access during normal business hours (upon reasonable notice) to the books and records of the Surviving Corporation for the purpose of enabling the Stockholders’ Agent to calculate the Tangible Net Worth Amount.

(ii)If the Stockholders’ Agent disputes the calculation of the Tangible Net Worth Amount set forth in the Company Statement, then the Stockholders’ Agent shall deliver a written notice (a “Dispute Notice”) to Acquirer at any time during the 30-day period commencing upon receipt by the Stockholders’ Agent of the Closing Balance Sheet and the Company Statement (the “Review Period”). The Dispute Notice shall set forth the basis for the dispute of any such calculation in reasonable detail.

(iii)If the Stockholders’ Agent does not deliver a Dispute Notice to Acquirer prior to the expiration of the Review Period, Acquirer’s calculation of the Tangible Net Worth Amount set forth in the Company Statement shall be conclusive and binding upon the Parties and their Affiliates and Representatives, nonappealable, and not be subject to further review, and shall be considered final for all purposes hereunder. Any matters not expressly set forth in the Dispute Notice shall be deemed to have been accepted by the Acquirer and shall be conclusive and binding upon the Parties and their Affiliates and Representatives, and shall be considered final for all purposes hereunder.

(iv)If the Stockholders’ Agent delivers a Dispute Notice to Acquirer prior to the expiration of the Review Period, then the Acquirer and the Stockholders’ Agent shall negotiate in good faith to attempt to reach agreement on the Tangible Net Worth Amount. If the Acquirer and the Stockholders’ Agent are unable to reach agreement on the Tangible Net Worth Amount within 20 days after the end of the Review Period, either party shall have the right to refer such dispute to Ernst & Young LLP or another independent nationally recognized accounting firm that is mutually agreed upon by Acquirer and the Stockholders’ Representative (such firm, or any successor thereto, being referred to herein as the “Designated Accounting Firm”) after such 20th day. In connection with the resolution of any such dispute by the Designated Accounting Firm: (1) each of the Acquirer and the Stockholders’ Agent shall have a reasonable opportunity to meet with the Designated Accounting Firm to provide its views as to any disputed issues with respect to the calculation of any of the Tangible Net Worth Amount; (2) each of the Acquirer and the Stockholders’ Agent shall promptly provide, or cause to be provided, to the Designated Accounting Firm all information as is reasonably necessary to permit the Designated Accounting Firm to resolve such disputes; (3) the Designated Accounting Firm shall determine the Tangible Net Worth Amount in accordance with the terms of this Agreement within 30 days after such referral, and upon reaching such determination shall deliver a copy of its calculations (the “Expert Calculations”) to the Acquirer and the Stockholders’ Agent; and (4) the determination made by the Designated Accounting Firm of the Tangible Net Worth Amount that are in dispute shall be conclusive, binding upon the Parties, and their Affiliates and Representatives, nonappealable, and not be subject to further review, and shall be considered final for all purposes hereunder. In calculating the Tangible Net Worth Amount, the Designated Accounting Firm (A) shall be limited to addressing only those particular disputed items referred to in the Dispute Notice; (B) such calculation shall be based solely on written information provided by the Acquirer and Stockholders Agent to the Designated Accounting Firm (and each of the Stockholders Agent and the Acquirer shall provide the other with copies of all such information concurrently with providing it to the Designated Accounting Firm) and (C) such calculation shall be within the range established by the respective calculations submitted by Acquirer and the Stockholders’ Agent. The Expert Calculations shall reflect in detail the differences, if any, between the Tangible Net Worth Amount reflected therein and the Tangible Net Worth Amount set forth in the Company Statement. The fees and expenses of the Designated Accounting Firm shall be allocated between Acquirer, on the one hand, and the Converting Holders, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. If the Converting Holders shall be required to pay any such fees or expenses, such fees or expenses shall be paid out of the Adjustment Holdback Fund and/or, if insufficient, out of the Indemnification Holdback Fund.

(d)If the Tangible Net Worth Amount as finally determined pursuant to this Section 1.6 equals an amount more than $250,000 (such amount, the “Excess Amount”), then Acquirer will distribute to each Converting Holder such Converting Holder’s TNW Pro Rata Share of the Excess Amount and the Adjustment Holdback Amount by delivery of immediately available funds with 10 Business Days.

(e)If the Tangible Net Worth Amount as finally determined pursuant to this Section 1.6 equals an amount less than negative $250,000 (such amount, the “Shortfall Amount”), then:

(i)Each of the Converting Holders shall severally but not jointly indemnify and hold harmless Acquirer, without any dispute by the Stockholders Agent, for such Converting Holder’s TNW Pro Rata Share of the full amount of the Shortfall Amount; and

(ii) within ten Business Days, Acquirer will distribute to each Converting Holder (x) such Converting Holder’s TNW Pro Rata Share of the Adjustment Holdback Amount minus (y) each Converting Holder’s TNW Pro Rata Share of the Shortfall Amount; provided that in the event that the Shortfall Amount exceeds the funds contained in the Adjustment Holdback Fund, then at the election of Acquirer the amount of such excess shall be satisfied out of the funds contained in the Indemnification Holdback Fund.

(f)Acquirer’s right to indemnification pursuant to this Section 1.6 will not be subject to any of the limitations set forth in Article VIII. Any payments made pursuant to this Section 1.6 shall be treated as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted under Applicable Law.

1.7Tax Consequences. Neither Acquirer nor Merger Sub makes any representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or the other Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions and the other agreements contemplated by this Agreement.

1.8Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne and paid one-half by the Company Securityholders and one-half by Acquirer. The Person so required under Applicable Law shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees. The Parties will provide one another with reasonable cooperation in connection with filing any such Tax Returns.

1.9Withholding Rights. Each of Acquirer, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any payments of cash pursuant to this Agreement to any Named Employee, any Continuing Employee or any holder of any shares of Company Capital Stock, Company Options, Company Warrants or Certificates, such amounts in cash as Acquirer, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to any such payments under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Persons in respect of which such deduction and withholding was made.

1.10Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II
Representations and Warranties of the Company

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”), which shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article II, and provided that the disclosures in any section or paragraph of the Company Disclosure Letter shall qualify the corresponding section or paragraph in this Article II and any other sections or paragraphs in this Article II to the extent that it is readily apparent from a reading of the disclosure without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed that such disclosure also qualifies or applies to such other section or paragraph, the Company represents and warrants to Acquirer as follows:
2.1Organization, Standing, Power and Subsidiaries.

(a)The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware    . Each Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company and each Subsidiary have the corporate power to own, operate, use, distribute and lease its properties and to conduct their respective businesses and are duly licensed or qualified to do business and are in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would have a Material Adverse Effect with respect to the Company. Except for the Company’s ownership of the Subsidiary, the Company and each Subsidiary have and, since their inception have had, no Subsidiaries, or any Equity Interest, whether direct or indirect, in, any corporation, partnership, limited liability company, joint venture or other business entity. References to the good standing of the Company or any Subsidiary will be understood to mean the valid existence of such Person in jurisdictions where the concept of good standing exists.

(b)Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board and the board of directors (or similar body) of each Subsidiary, (ii) the names of the members of each committee of the Board and the board of directors (or similar body) of each Subsidiary and (iii) the names and titles of the officers of the Company and each Subsidiary.

(c)Schedule 2.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary and its full legal name and jurisdiction of incorporation or formation, as applicable. The Company is the owner of all of the Equity Interests of each Subsidiary, free and clear of all Encumbrances, and all such Equity Interests are duly authorized, validly issued, fully paid and non-assessable and are not subject to any preemptive right or right of first refusal created by statute, the Certificate of Incorporation and Bylaws or other equivalent organizational or governing documents, as applicable of such Subsidiary or any Contract to which such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to be issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such Equity Interests. The Company does not directly or indirectly own any Equity Interests in any Person, other than the Subsidiaries listed in Schedule 2.1(c) of the Company Disclosure Letter.

2.2Capital Structure.

(a)The authorized Company Capital Stock consists solely of (i) 10,500,000 shares of Company Common Stock and (ii) 2,600,000 shares of Company Preferred Stock, all of which are designated as Company Series A Stock. A total of 5,021,085 shares of Company Common Stock and 2,434,901 shares of Company Series A Stock, are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the Agreement Date or the exercise of Company Warrants that are outstanding as of the Agreement Date. The Company holds no treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Stockholders and the number and type of such shares so owned by such Company Stockholder, and any beneficial holders thereof, if applicable, (ii) the number of shares of Company Common Stock that would be owned by such Company Stockholder assuming conversion of all shares of Company Preferred Stock so owned by such Person after giving effect to all anti-dilution and similar adjustments and (iii) the number of such shares of Company Common Stock that are Unvested Company Shares, including as applicable the number and type of such Unvested Company Shares, the per share purchase price paid for such Unvested Company Shares, the vesting schedule in effect for such Unvested Company Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Company Shares and the length of the repurchase period following the termination of service of the holder of such Unvested Company Shares. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract to which the Company is a party or by which the Company or any of its assets is bound. The Company has never declared or paid any dividends on any shares of Company Capital Stock. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Applicable Law any Equity Interests of the Company. To the knowledge of the Company, no Company Stockholder that is a limited partnership has any limited partners who are employees of Acquirer. Each share of Company Preferred Stock is convertible into shares of Company Common Stock on a one-for-one basis in accordance with the Certificate of Incorporation in effect as of the Agreement Date. All issued and outstanding shares of Company Capital Stock and all Company Options and Company Warrants were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.

(b)As of the Agreement Date, the Company has reserved 2,209,750 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 21,085 have been exercised, 1,353,695 shares are subject to outstanding and unexercised Company Options, and 834,970 shares remain available for issuance thereunder. Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Option Plan, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law), the term of each Company Option, the plan from which such Company Option was granted (if any) and the country and state of residence of such Company Optionholder. In addition, Schedule 2.2(b) of the Company Disclosure Letter indicates, as of the Agreement Date, which Company Optionholders are Persons that are not employees of the Company (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons). True, correct and complete copies of each Company Option Plan, all agreements and instruments relating to or issued under each Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Capital Stock purchased under such Company Option) have been provided to Acquirer, and such Company Option Plans and Contracts have not been amended, modified or supplemented since being provided to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option

Plans or Contracts in any case from those provided to Acquirer. The terms of the Company Option Plans permit the treatment of Company Options as provided herein and in the Option Waivers, without notice to, or the consent or approval of, the Company Optionholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Options.

(c)Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Warrantholders, including the number of shares and type of Company Capital Stock subject to each Company Warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each Company Warrant. True, correct and complete copies of each Company Warrant have been provided to Acquirer, and such Company Warrants have not been amended or supplemented since being provided to Acquirer, and there are no Contracts providing for the amendment or supplement of such Company Warrants. The terms of the Company Warrants permit the treatment of Company Warrants as provided herein, without notice to, or the consent or approval of, the Company Warrantholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Warrants.

(d)As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock, Company Options and Company Warrants. Other than as set forth on Schedules 2.2(a), 2.2(b) and 2.2(c) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company or any Subsidiary, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or any Subsidiary or a Company Securityholder is a party or by which they or their assets are bound, (i) obligating the Company, any Subsidiary or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or any Subsidiary or other rights to purchase or otherwise acquire any Equity Interests of the Company or any Subsidiary, whether vested or unvested, or (ii) obligating the Company or any Subsidiary to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, Company Warrant, call, right or Contract.

(e)No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company or any Subsidiary, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(f)There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company and any Company Securityholder, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, or (ii) to the knowledge of the Company, between or among any of the Company Securityholders. Neither the Company Option Plans nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Company Options or Unvested Company Shares requires or otherwise provides for any accelerated vesting of any Company Options or Unvested Company Shares or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company or Acquirer, or any other event, whether before, upon or following the Effective Time or otherwise.

(g)As of the date hereof, (i) the number of shares of Company Capital Stock set forth in the Spreadsheet as being owned by a Person, or subject to Company Options or Company Warrants owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Capital Stock or any other Equity Interests of the Company, (ii) no Person not disclosed in the Spreadsheet will have a right to acquire from the Company any shares of Company Capital Stock, Company Options, Company Warrants or any other Equity Interests of the Company and (iii) the shares of Company Capital Stock, Company Options and/or Company Warrants disclosed in the Spreadsheet will be free and clear of any Encumbrances.

(h)Schedule 2.2(h) of the Company Disclosure Letter identifies each employee of the Company or other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Company Common Stock or other equity awards with respect to Company Capital Stock or (ii) other securities of the Company, that in each case, have not been issued or granted as of the date of this Agreement, together with the number of such options, other equity awards or other securities and any promised terms thereof.

2.3Authority; Non-contravention.

(a)Subject to obtaining the Company Stockholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and to consummate the Transactions. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. As of the Closing, each Transaction Document has been duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (i) declared that this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement in accordance with Applicable Law and (iii) directed that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger. The affirmative votes of (i) the holders of at least a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), (ii) the holders of a majority of the outstanding shares of Company Common Stock (voting as a separate voting class) and (iii) the holders of a majority of the outstanding shares of Company Preferred Stock (voting as a separate voting class) are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement and approve the Merger under the DGCL, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”).

(b)The execution and delivery of this Agreement and the other Company Transaction Documents, by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company, any Subsidiary or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to date, (B) any Contract of the Company or any Subsidiary or any Contract applicable to any of its material assets or (C) any Applicable Law.

(c)No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger, as provided in Section 1.1(d), and (ii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not have a Material Adverse Effect.

2.4Financial Statements; No Undisclosed Liabilities.

(a)The Company has delivered to Acquirer its audited, consolidated financial statements for the Company’s fiscal year ended December 31, 2014, and its unaudited, consolidated financial statements for the Company’s fiscal years ended December 31, 2015 and December 31, 2013 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) comply as to form with applicable accounting requirements with respect thereto, (iii) fairly and accurately present the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited Financial Statements to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or will be material in amount), (iv) are true, correct and complete and (v) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved.

(b)Neither the Company nor any Subsidiary has any Liabilities of any nature other than (i) those set forth or adequately provided for in the consolidated balance sheet of the Company and its Subsidiaries included in the Financial Statements as of December 31, 2015 (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s and any Subsidiary’s business since the Company Balance Sheet Date in the ordinary course consistent with past practice that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law and (iii) those incurred by the Company in connection with the execution of this Agreement. Except for Liabilities reflected in the Financial Statements, neither the Company nor any Subsidiary has any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company or any Subsidiary. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary is currently the guarantor of any debt or other obligation of any other Person.

(c)Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each item of Company Debt, the agreement governing the Company Debt.

(d)Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company or any Subsidiary maintains accounts and the names of all Persons authorized to make withdrawals therefrom.

(e)The accounts receivable of the Company and each Subsidiary (the “Accounts Receivable”) as reflected on the Company Balance Sheet and as will be reflected in the Company Closing Financial Certificate arose in the ordinary course of business consistent with past practice and represent valid and binding claims against debtors for sales and other charges. The Accounts Receivable arising after the Company Balance Sheet Date and before the Closing Date (i) arose or shall arise in the ordinary course of business, and (ii) represented or shall represent valid and binding claims against debtors for sales and other charges. None of the Accounts Receivable is subject to any claim of offset, recoupment, set-off or counter-claim and, to the knowledge of the Company, there are no facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No material amount of Accounts Receivable is contingent upon the performance by the Company or any Subsidiary of any obligation or Contract other than normal warranty repair and replacement. No Person has any Encumbrance on any Accounts Receivable, and no agreement for deduction or discount has been made with respect to any such Accounts Receivable. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of the Agreement Date, an aging of the Accounts Receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and any other reserves or allowances. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of the Agreement Date, such amounts of Accounts Receivable that are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made within the last year, including the type and amounts of such claims.

(f)The Company and each Subsidiary have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company and each Subsidiary are being executed and made only in accordance with appropriate authorizations of management and the Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and each Subsidiary and (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Neither the Company nor any Subsidiary of the Company nor, to the knowledge of the Company, the Company’s independent auditors, any current or former employee, consultant, or director of the Company or any Subsidiary, has identified or been made aware of any fraud, whether or not material, that involves the Company’s or any Subsidiary’s management or other current or former employees, consultants, or directors of the Company or any Subsidiary who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Subsidiary, or any claim or allegation regarding any of the foregoing. None of the Company, any Subsidiary, and, to the knowledge of the Company, any Representative of the Company or any Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their internal accounting controls or any material inaccuracy in the Company’s or any Subsidiary’s financial statements. There are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data. At the Company Balance Sheet Date, there were no material loss contingencies (as such term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 450) that are not adequately provided for in the Company Balance Sheet as required by such Topic 450. There has been no change in the Company’s or any Subsidiary’s accounting policies since the Company’s or any Subsidiary’s inception, except as described in the Financial Statements.

2.5Absence of Changes. Since the Company Balance Sheet Date, (i) the Company and each Subsidiary have conducted their respective businesses only in the ordinary course of business consistent with past practice, (ii) there has not occurred any Material Adverse Effect with respect to the Company or any Subsidiary and (iii) neither the Company nor any Subsidiary has done, caused or permitted any of the actions described in Section 4.2 if such action were taken by the Company or any Subsidiary, without the written consent of Acquirer, between the Agreement Date and the earlier of the termination of this Agreement and the Effective Time.

2.6Litigation. There is no Legal Proceeding to which the Company or any Subsidiary is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any of their assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary), and, to the knowledge of the Company, there is not any reasonable basis for any such Legal Proceeding. There is no Order against the Company or any Subsidiary, any of their assets, or, to the knowledge of the Company, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company, any Subsidiary or any of their assets or any of their directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary) based upon: (i) the Company entering into this Agreement, any of the Transactions or the agreements contemplated by this Agreement, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (ii) any confidentiality or similar agreement entered into by the Company or any Subsidiary regarding their assets or (iii) any claim that the Company has agreed to sell or dispose of any of its assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. Neither the Company nor any Subsidiary has any Legal Proceeding pending against any other Person.

2.7Restrictions on Business Activities. There is no Contract or Order binding upon the Company or any Subsidiary that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or immediately after consummation of the Merger, the effect of prohibiting, restricting or impairing any business practice of the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary or the conduct or operation of their respective businesses or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company or any Subsidiary to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company or any Subsidiary of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.

2.8Compliance with Laws; Governmental Permits.

(a)The Company and each Subsidiary have complied in all material respects with, are not in violation in any material respect of, and have not received any notices of violation with respect to, Applicable Law.

(b)The Company and each Subsidiary have obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant, security clearance, or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the business of the Company or any Subsidiary, or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, security clearances and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. Neither the Company nor any Subsidiary has received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company and each Subsidiary has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

2.9Title to, Condition and Sufficiency of Assets; Real Property.

(a)The Company and each Subsidiary have good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), or, with respect to leased properties and assets (real and personal), valid leasehold interests in such properties and assets that afford the Company and/or any Subsidiary, as applicable, valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances. Schedule 2.9(a) of the Company Disclosure Letter identifies each parcel of real property leased by the Company or any Subsidiary. The Company has provided to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Neither the Company nor any Subsidiary currently owns any real property.

(b)Notwithstanding anything to the contrary contained in this Section 2.9, this Section 2.9 shall not be construed as a representation or warranty regarding Intellectual Property.

2.10Intellectual Property.
(a)As used herein, the following terms have the meanings indicated below:

(i)“Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company or any Subsidiary.

(ii)“Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any Subsidiary, including Company Registered Intellectual Property.

(iii)“Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary, and all products or services currently under development by the Company or any Subsidiary.

(iv)“Company Registered Intellectual Property” means United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names, (D) registered copyrights and applications for copyright registration, and (E) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority; in each case owned by, registered or filed in the name of, the Company or any Subsidiary.

(v)“Company Source Code” means, collectively, any software source code or confidential manufacturing specifications or designs, any material portion or aspect of software source code or confidential manufacturing specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or confidential manufacturing specifications or designs, of any Company-Owned Intellectual Property or Company Products.

(vi)“Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b)The Company and each Subsidiary has full title and ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property used in the conduct of their respective businesses and the Company Intellectual Property is sufficient for their businesses. Neither the Company nor any Subsidiary has transferred ownership of, or granted any exclusive rights in, any Company Intellectual Property to any third party or knowingly permitted the rights of the Company or any Subsidiary in any Intellectual Property that is or was Company-Owned Intellectual Property to enter the public domain. No third party has any ownership right, title, ownership interest, claim of ownership in or lien on any of the Company-Owned Intellectual Property. There are no royalties, honoraria, fees or other payments payable by the Company or any Subsidiary to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company-Owned Intellectual Property by the Company or any Subsidiary.

(c)Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company’s obligations under this Agreement will cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company-Owned Intellectual Property, or impair the right of the Company, any Subsidiary, the Surviving Corporation or the Acquirer or any of their respective Affiliates to use, possess, sell or license any Company-Owned Intellectual Property or portion thereof. After the Closing, all Company-Owned Intellectual Property will be fully transferable, alienable or licensable by the Company, the Surviving Corporation and the Acquirer and their respective Affiliates without restriction and without payment of any kind to any third party.

(d)Schedule 2.10(d) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and all actions that are required to be taken by the Company or any Subsidiary within 90 days following the Agreement Date in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for) and subsisting, all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein. The Company has provided to Acquirer tangible copies of all of the pending patent applications of the Company and any Subsidiary.

(e)Schedule 2.10(e) of the Company Disclosure Letter lists all Company Products that have been made available for use or purchase by the Company and any Subsidiary, including any product or service currently under development and scheduled for commercial release within 90 days following the date of this Agreement, for each such Company Product (and each version thereof) identifying its release date.

(f)The Company and each Subsidiary has secured from all (i) advisors, consultants, employees, founders and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company and/or any Subsidiary and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company and any Subsidiary (any Person described in clause (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property, and the Company has obtained the waiver of all non-assignable rights. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed by the Author for the Company or any Subsidiary. Without limiting the foregoing, the Company has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. The Company has provided to Acquirer copies of all forms of such disclosure and assignment documents currently and historically used by the Company and, in the case of Authors, the Company has provided to Acquirer copies of all such documents.

(g)To the knowledge of the Company, no current or former employee, consultant, advisor or independent contractor of the Company or any Subsidiary: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(h)The Company and each Subsidiary has taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company and any Subsidiary (including trade secrets) or provided by any third party to the Company or any Subsidiary (“Confidential Information”). All current and former employees and contractors of the Company, any Subsidiary and any third party having access to Confidential Information have executed and delivered to the Company a written legally binding agreement regarding the protection of such Confidential Information. The Company and each Subsidiary has implemented and maintains reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith with respect to such Confidential Information and, to the knowledge of the Company, neither the Company nor any Subsidiary has experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Company Data.

(i)To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor any Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property. Neither the Company nor any Subsidiary has any Liability for infringement or misappropriation of any Third-Party Intellectual Property. The operation of the Company’s and each Subsidiary’s respective businesses, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property and (ii) the use by the Company and any Subsidiary of any product, device, process or service used in its business as currently conducted and as currently proposed by the Company or any Subsidiary to be conducted, has not, does not and will not infringe (directly or indirectly, including via contribution or inducement), misappropriate or violate any Third-Party Intellectual Property and does not constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which the Company or any Subsidiary conducts its businesses or in which Company Products are manufactured, marketed, distributed, licensed or sold and there is no substantial basis for any such claims. Neither the Company nor any Subsidiary has been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company or any Subsidiary has infringed, misappropriated or violated any Intellectual Property of any other Person or entity. No Company Intellectual Property or Company Product is subject to any Legal Proceeding, Order, settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by the Company or any Subsidiary, or that may affect the validity, use or enforceability of any Company-Owned Intellectual Property. Neither the Company nor any Subsidiary has received any opinion of counsel that any Company Product or Company-Owned Intellectual Property or the operation of the businesses of the Company or any Subsidiary, as previously or currently conducted, or as currently proposed to be conducted, infringes or misappropriates any Third-Party Intellectual Property.

(j)Neither the Company nor any Subsidiary is, and shall not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement, in breach of any Contract governing any Company Intellectual Property (the “Company IP Agreements”) and the consummation of the transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to the Company IP Agreements, or give any non-Company party to any Company IP Agreement the right to do any of the foregoing. Following the Closing, the Company, each Subsidiary, the Surviving Corporation and the Acquirer and their respective Affiliates will be permitted to exercise all of the rights of the Company and each Subsidiary under the Company IP Agreements to the same extent the Company and each Subsidiary would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or any Subsidiary would otherwise be required to pay.

(k)Neither the Company nor any Subsidiary has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.

(l)Schedule 2.10(l) of the Company Disclosure Letter identifies all Open Source Materials used in any Company Products, describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company and any Subsidiary) and identifies the licenses under which such Open Source Materials were used. “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License). The Company and each Subsidiary is in compliance with the terms and conditions of all licenses for the Open Source Materials. Neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (iii) used Open Source Materials, in such a way that, with respect to clauses (i) or (ii), creates, or purports to create, obligations for the Company or any Subsidiary with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(m)No (i) government funding, (ii) facilities of a university, college, other educational institution or research center, or (iii) funding from any Person (other than funds received in consideration for the Company Share Capital) was used in the development of the Company-Owned Intellectual Property. No current or former employee, or, to the knowledge of the Company, current or former consultant or independent contractor, of the Company or any Subsidiary who was involved in, or who contributed to, the creation or development of any Company-Owned Intellectual Property, has been an employee of or independently performed services for any government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any Subsidiary.

(n)Neither the Company nor any Subsidiary is now, or has been, a member of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property. In addition, if any Company-Owned Intellectual Property were acquired from a Person other than an employee of or contractor to Company, then such Person is not now nor has ever been a member of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to have required or obligated such Person to grant or offer to any other Person any license or right to such Intellectual Property. Neither the Company nor any Subsidiary has any obligation (and there is no substantial basis to expect that there will be a future obligation) to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property by virtue of Company’s, the Subsidiary’s or any other Person’s membership in, or contributions to, any industry standards body or any similar organization.

(o)All Company Products sold, licensed, leased or delivered by or on behalf of the Company or any Subsidiary to customers conform to applicable contractual commitments, express and implied warranties (to the extent not subject to legally effective express exclusions thereof), and conform in all material respects to packaging, advertising and marketing materials and to applicable product or service specifications or documentation.  Neither the Company nor any Subsidiary has any Liability (and, to the knowledge of the Company, there is no legitimate basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company or any Subsidiary giving rise to any material Liability relating to the foregoing obligations) for replacement or repair of Company Products or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet.

(p)The information and communications technology infrastructure and systems used by the Company and each Subsidiary in the conduct of their respective businesses (collectively, the “ICT Infrastructure”) are: (i) in good working order and functions in accordance with all applicable documentation and specifications, (ii) maintained and supported in accordance with best industry practice and is covered by sufficient maintenance and warranty provisions to remedy, or provide compensation for, any material defect and (iii) protected by adequate security and disaster recovery arrangements, including taking and storing back-up copies (both on- and off-site) of the software and any data in the ICT Infrastructure and following procedures for preventing the introduction of viruses to, and unauthorized access of, the ICT Infrastructure. Neither the Company nor any Subsidiary has experienced any material disruption in or to the operation of its business as a result of: (A) any substandard performance or defect in any part of the ICT Infrastructure whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise or (B) a breach of security in relation to any part of the ICT Infrastructure.

(q)The data, privacy and security practices of the Company and each Subsidiary conform, and at all times have conformed, to all of their privacy policies and contractual obligations and Applicable Law (collectively, “Company Privacy Commitments”). Neither the execution, delivery and performance of this Agreement will cause, constitute, or result in a breach or violation of any Company Privacy Commitments. No breach or violation of any Company Privacy Commitment in relation to Company Data has occurred and no circumstance has arisen in which the Company is or was required to notify a Governmental Entity or any other Person of a security breach or security incident in relation to Company Data. "Company Data" means all data collected, generated, or received in connection with the marketing, delivery, or use of any Company Product, including Personal Data. “Personal Data” means a natural Person’s (including an end user’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or user or account number, or any other piece of information that allows the identification of a natural Person or is otherwise considered personally identifiable information or personal data under Applicable Law.

(r)Schedule 2.10(r) of the Company Disclosure Letter sets forth a list of all content, technology, software or other Third-Party Intellectual Property developed or otherwise owned by a third party that is incorporated into, integrated or bundled with, or used by the Company or any Company Subsidiaries in the provision of the Company Products and the applicable contract therefore, other than Open Source Materials.

2.11Taxes.

(a)The Company and each Subsidiary have properly completed and timely filed, or caused to be properly completed and timely filed, all Tax Returns required to be filed by it prior to the Closing Date, and have timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return). All Tax Returns were complete and accurate in all material respects and have been prepared in compliance with Applicable Law. There is no claim for Taxes that has resulted in an Encumbrance (other than a Permitted Encumbrance) against any of the assets of the Company or any Subsidiary.

(b)The Company and each Subsidiary have made available to Acquirer true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company.

(c)The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company and each Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date. Neither the Company nor any Subsidiary has Liability for Taxes (whether outstanding, accrued for, contingent or otherwise) that are not included in the calculation of Tangible Net Worth Amount.

(d)There is (i) no pending audit of, or Tax controversy associated with, any Tax Return of the Company or of any Subsidiary that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes of the Company or any Subsidiary pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect and (iv) no agreement to any extension of time for filing any Tax Return of the Company or any Subsidiary that has not been filed, other than normal, automatic extensions. No claim has ever been made by any Governmental Entity in a jurisdiction where either the Company or any Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(e)Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business the principal purpose of which do not relate to taxation), and neither the Company nor any Subsidiary has any Liability or potential Liability to another party under any such agreement.

(f)The Company and each Subsidiary have disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that would be reasonably likely to result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law.

(g)The Company and each Subsidiary have not consummated or participated in, and are not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any Subsidiary has participated in, and is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(h)Neither the Company nor any predecessor of the Company is or has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.

(i)Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by operation of Applicable Law, by Contract or otherwise.

(j)Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions (including any intercompany transaction subject to section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date or (vi) prepaid amount received on or prior to the Closing Date.

(k)Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(l)Neither the Company nor any Subsidiary has received any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity).

(m)Neither the Company nor any Subsidiary is a party to any joint venture, partnership or other Contract or arrangement that could be treated as a partnership for U.S. federal income Tax purposes.

(n)Neither the Company nor any Subsidiary is, and they have never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company and each Subsidiary have filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.

(o)Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(p)Neither the Company nor any Subsidiary is subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees or a permanent establishment in such jurisdiction.

(q)The Company has provided to Acquirer all documentation relating to any Tax holidays or incentives applicable to the Company or any Subsidiary.

(r)The Company and each Subsidiary have (i) complied with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any foreign law), and (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws.

(s)The Company and each Subsidiary do not own any interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in Section 1297 of the Code), or other entity the income of which is required to be included in the income of the Company.

(t)The Company has made available to Acquirer true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any Company Common Stock that was initially subject to a vesting arrangement or to other property issued by the Company to any of its employees, non-employee directors, consultants or other service providers.

(u)Each share of Company Common Stock is property that is “substantially vested” under Section 83 of the Code and Treasury Regulation Section 1.83-3(b).

(v)Schedule 2.11(v) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company and each Subsidiary are a party. Each such nonqualified deferred compensation plan to which the Company or any Subsidiary is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. Neither the Company nor any Subsidiary is under any obligation to gross up any Taxes under Section 409A of the Code.

(w)The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted. All Company Options constitute “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.

(x)No independent contractor of the Company was or should have been classified as an employee of the Company or any Subsidiary pursuant to any applicable law.

(y)There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company, any Subsidiary or any ERISA Affiliate to which the Company or any Subsidiary is a party or by which the Company, any Subsidiary or their respective assets are bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law), assuming no stockholder approval in a manner that complies with Section 280G(b)(5) of the Code. No securities of the Company, any Subsidiary or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code. Neither the Company nor any Subsidiary has ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code. No amount paid or payable by the Company in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company by reason of Section 280G of the Code.

(z)Notwithstanding anything to the contrary in this Agreement, no representation or warranty in this Section 2.11 shall apply to, or give rise to any claim under this Agreement for Indemnifiable Damages in respect of, any Taxes attributable the amount or expiration date of, or limitations on the post-Closing use or availability of, any Tax attribute of the Company or any Subsidiary in any taxable period after the Closing Date.

2.12Employee Benefit Plans and Employee Matters.

(a)Schedule 2.12(a) of the Company Disclosure Letter lists, with respect to the Company, each Subsidiary and any trade or business (whether or not incorporated) that is treated as a single employer with the Company or any Subsidiary (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee other than a loan under a tax-qualified retirement plan, (iii) other than the Company Option Plan and any stock option agreements relating to Company Options issued under the Company Option Plan, all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, and (v) all other fringe or employee benefit plans, programs or arrangements (all of the foregoing described in clauses (i) through (v), collectively, the “Company Employee Plans”).

(b)Neither the Company nor any Subsidiary sponsors or maintains any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. The Company and each Subsidiary have provided to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and have, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, provided to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has provided to Acquirer a true, correct and complete copy of the most recent IRS determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has provided to Acquirer all registration statements and prospectuses prepared in connection with each Company Employee Plan. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have declined.

(c)None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than for the duration of the month of termination or as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and the Company and each Subsidiary have complied with the requirements of COBRA. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan that is reasonably expected to result in a material Tax. Each Company Employee Plan has been materially administered in accordance with its terms and in material compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company, each Subsidiary and each ERISA Affiliate have performed all obligations required to be performed by them under, are not in default under or in violation of, and have no knowledge of any default or violation by any other party to, any of the Company Employee Plans. None of the Company, any Subsidiary and any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans. All contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business after the Company Balance Sheet Date as a result of the operations of the Company or any Subsidiary after the Company Balance Sheet Date). In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, to the knowledge of the Company, the Company, each Subsidiary and each of the ERISA Affiliates have in the last three years made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Employee Plan is covered by, and none of the Company, any Subsidiary and any ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code. With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company, each Subsidiary and any applicable ERISA Affiliate have prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee

Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor.

(d)There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.

(e)None of the Company, any Subsidiary and any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(f)None of the Company, any Subsidiary and any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.
(g)No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of the any jurisdiction outside of the United States.

(h)The Company and each Subsidiary are in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act and, with respect to each Company Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations thereunder. Neither the Company nor any Subsidiary is engaged in any unfair labor practice. Neither the Company nor any Subsidiary is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and each Subsidiary have paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business). There are no pending claims against the Company or any Subsidiary under any workers compensation plan or policy or for long term disability. Neither the Company nor any Subsidiary has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.

(i)The Company has provided to Acquirer true, correct and complete copies of each of the following: (i) all forms of offer letters to current employees of the Company or any Subsidiary, (ii) all forms of employment agreements and severance agreements with current employees of the Company or any Subsidiary, (iii) all forms of services agreements and agreements with current consultants and/or advisory board members of the Company or any Subsidiary, (iv) all forms of confidentiality, non-competition or inventions agreements between current employees/consultants and the Company or any Subsidiary (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (v) the most current management organization chart(s), (vi) all forms of bonus plans and any form award agreement thereunder and (vii) a schedule of bonus commitments made to employees of the Company or any Subsidiary.

(j)Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Subsidiary and neither the Company nor any Subsidiary has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the knowledge of the Company, threatened that is reasonably likely to materially interfere with the conduct of their respective businesses. None of the Company, any Subsidiary and, to the knowledge of the Company, any of their Representatives has committed any unfair labor practice in connection with the conduct of their respective businesses, and there is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened.

(k)Schedule 2.12(k) of the Company Disclosure Letter sets forth each non-competition agreement and non-solicitation agreement that binds any current or former employee or contractor of the Company and each Subsidiary (other than those standard agreements entered into with newly hired employees of the Company or any Subsidiary in the ordinary course of business). To the knowledge of the Company, no employee of the Company or any Subsidiary is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the Company’s business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.12(k) of the Company Disclosure Letter, no employee of the Company or any Subsidiary has given notice to the Company or any Subsidiary of intention to terminate his or her employment with the Company or any Subsidiary. Except as set forth on Schedule 2.12(k) of the Company Disclosure Letter, the employment of each of the employees of the Company or any Subsidiary is “at will” (except for non-United States employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and neither the Company nor any Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the Agreement Date, neither the Company nor any Subsidiary has, and to the knowledge of the Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company or any Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or any Subsidiary of any terms or conditions of employment with Acquirer following the Effective Time.

(l)Schedule 2.12(l)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all current officers, directors and employees of the Company and each Subsidiary, showing each such individual’s name, position, annual remuneration, status as exempt/non-exempt and bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. Schedule 2.12(l)(ii) of the Company Disclosure Letter sets forth the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, manager’s name and work location, date of birth, any material special circumstances (including pregnancy, disability or military service), and whether the employee was recruited from a previous employer. Schedule 2.12(l)(iii) of the Company Disclosure Letter sets forth a true, correct and complete list of all of its current consultants, advisory board members and independent contractors and, for each, (i) such individual’s compensation, (ii) such individual’s initial date of engagement, and (iii) the notice or termination provisions applicable to the services provided by such individual.

(m)The Company and each Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law. In the past two years, (i) neither the Company nor any Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Subsidiary and (iii) neither the Company nor any Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Schedule 2.12(m) of the Company Disclosure Letter sets forth a complete list, by job titles and dates of termination or other Company action, all employees who were terminated in the 90-day period preceding the Agreement Date.

(n)Except as required pursuant to or contemplated by an Offer Letter or as expressly contemplated or required by this Agreement, none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person.

2.13Interested-Party Transactions. None of the officers and directors of the Company or any Subsidiary and, to the knowledge of the Company (a) none of the other employees of the Company or any Subsidiary and any Company Stockholders and (b) none of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any Subsidiary (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their assets are bound, except for normal compensation for services as an officer, director or employee thereof or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in the operation of the Company’s business, except for the rights of Company Stockholders under Applicable Law.

2.14Insurance. The Company and each Subsidiary maintain the policies of insurance and bonds set forth in Schedule 2.14 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.14 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount, and any applicable deductible, in each case as of the Agreement Date, as well as all material claims made under such policies and bonds during the five years immediately preceding the Agreement Date. The Company has provided to Acquirer true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company and each Subsidiary. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and each Subsidiary are otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and neither the Company nor any Subsidiary has knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.15Books and Records. The Company has provided to Acquirer true, correct and complete copies (i) all documents identified on the Company Disclosure Letter, (ii) the Certificate of Incorporation and the Bylaws or equivalent organizational or governing documents of the Company and each Subsidiary, each as currently in effect, (iii) the complete minute books containing records of all proceedings, consents, actions and meetings of the Board, committees of the Board and the Company Stockholders, (iv) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company and each Subsidiary and (v) all currently effective permits, orders and consents issued by any regulatory agency with respect to the Company or any Subsidiary, or any securities of the Company or any Subsidiary, and all currently pending applications for such permits, orders and consents. The minute books of the Company and each Subsidiary provided to Acquirer contain, in all material respects, a true, correct and complete summary of all meetings of directors and of the Company Stockholders or actions by written consent since the time of incorporation of the Company and each Subsidiary through the Agreement Date. The books, records and accounts of the Company and each Subsidiary (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and each Subsidiary and (D) accurately and fairly reflect the basis for the Financial Statements.

2.16Material Contracts.

(a)Schedules 2.16(a)(i) through 2.16(a)(xxv) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company or any Subsidiary is a party that are in effect on the Agreement Date (the “Material Contracts”):

(i)any Contract for the supply of products or services with a Significant Customer (other than Government Contracts);

(ii)any Contract for the supply of products or services with a Significant Supplier;

(iii)any Contract providing for payments by the Company or any Subsidiary (or under which the Company or any Subsidiary has made such payments) in a twelve-month period or shorter in an aggregate amount of $50,000 or more;

(iv)any Contract providing for payments to the Company or any Subsidiary (or under which the Company or any Subsidiary has received such payments) in a twelve-month period or shorter in an aggregate amount of $50,000 or more;

(v)any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell its products or services to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third parties advertise on any websites operated by the Company or any Subsidiary;

(vi)(A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;

(vii)any employment, individual consulting, retention, change of control or executive compensation or severance agreement, written or otherwise, for the benefit of, or relating to, any present or former employee, consultant or non-employee director under which the Company or any Subsidiary has any actual or potential Liability (other than “at‑will” employment agreements entered into in the ordinary course of business that do not provide for severance, termination, bonus or change of control payments, vesting acceleration provisions or any notice period upon termination);

(viii)any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, (B) containing any non-competition covenants or other restrictions relating to the Company Products or Company Intellectual Property, (C) that limits or would limit the freedom of the Company, any Subsidiary or any of their successors or assigns or their respective Affiliates to (1) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property or (2) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.

(ix)other than “shrink wrap” and similar generally available commercial end-user licenses to software that is not redistributed with or used in the development or provision of the Company Products that have an individual acquisition cost of $25,000 or less, all licenses, sublicenses and other Contracts to which the Company or and Subsidiary is a party and pursuant to which the Company acquired or is authorized to use any Third-Party Intellectual Property;

(x)any license, sublicense or other Contract to which the Company or any Subsidiary is a party and pursuant to which any Person is authorized to use any Company-Owned Intellectual Property Rights, other than licenses to customers on the Company’s standard terms without material modifications, a copy of which has been provided to Acquirer, in the ordinary course of business;

(xi)any Contract pursuant to which the Company agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property Rights (other than non-exclusive licenses granted in the ordinary course of business);

(xii)any Contracts relating to the membership of, or participation by, the Company or any Subsidiary in, or the affiliation of the Company or any Subsidiary with, any industry standards group or association;

(xiii)any Contract providing for the development of any software, technology or Intellectual Property Rights, independently or jointly, either by or for the Company or any Subsidiary (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been provided to Acquirer);

(xiv)any Contract to license or authorize any third party to manufacture any of the Company Products or Company Intellectual Property;

(xv)any settlement agreement with respect to any Legal Proceeding;

(xvi)any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Merger or the other Transactions, either alone or in combination with any other event;

(xvii)any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any Subsidiary or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a), Schedule 2.2(b), or Schedule 2.2(c) of the Company Disclosure Letter;

(xviii)any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(xix)any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xx)any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard end user agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xxi)any Contract for capital expenditures in excess of $100,000 in the aggregate;

(xxii)any Contract pursuant to which the Company or any Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other tangible personal property involving expenditures in excess of $25,000 per annum;

(xxiii)any Contract pursuant to which the Company or any Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person;

(xxiv)any Contract with any Governmental Entity or any Contract with a government prime contractor, or higher-tier government subcontractor issued in connection with the performance of a prime contractor’s Contract with a Governmental Entity, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”); and

(xxv)any other Contract that is material to the business of the Company or any of its subsidiaries.

(b)Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (other than a Governmental Entity, government prime contractor, or higher-tier government subcontractor) the right to cancel, terminate or modify any Material Contract. Neither the Company nor any Subsidiary has received any written notice of any material breach of, default under, or intention to cancel or modify any Material Contract. True, correct and complete copies of all Material Contracts have been made available to Acquirer.

2.17Government Contracts.

(a)The Company and each of its Subsidiaries is in material compliance with all applicable federal, state, and local government procurement laws and regulations, and other Applicable Law, including without limitation all United States Federal Acquisition Regulation (“FAR”) clauses,  Department of Defense FAR Supplement (“DFARS”) clauses, and agency-specific FAR supplement clauses applicable to Company and its Subsidiaries as a result of the direct or indirect sale, licensing, or provision of Company Products by Government Contracts.  Neither the Company nor any of its Subsidiaries, nor any of their current principals (as defined in FAR 52.209-5) in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries, is debarred or suspended, or, has been proposed in written notice for suspension or debarment, from bidding on any Government Contract or otherwise excluded from participation in the award of any Government Contract, and the Company has no knowledge of any circumstances that would likely become a basis therefor.

(b)Schedule 2.17(b) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all facility security clearances held by the Company or any of its Subsidiaries and all personnel security clearances held by the Company or any of its Subsidiaries, or any officer, director or employee of the Company or any of its Subsidiaries.

(c)To the extent that a security classification precludes disclosure of information in an unclassified schedule, the classified information shall be provided in a classified annex to the appropriate schedule, which annex shall be reviewed only by representatives of Acquirer who have the required security clearance. The representations and warranties in this Section 2.17 shall apply to the items listed in each such annex.

(d)The clearances set forth on Schedule 2.17(b) of the Company Disclosure Letter are all of the facility and personnel security clearances reasonably necessary to conduct the business of the Company. The Company and each of its Subsidiaries are in compliance in all material respects with all applicable national security obligations, including without limitation, those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995), as amended, and there are no facts or circumstances that, to the knowledge of the Company, would reasonably be expected to result in the suspension or termination of such clearances or that would reasonably be expected to render the Company or any of its Subsidiaries ineligible for such security clearances in the future. The Company and each of its Subsidiaries are in material compliance with all security measures required by Government Contracts or any Applicable Laws.

2.18Transaction Fees. Other than AGC Partners, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions. Set forth in Schedule 2.18 of the Company Disclosure Letter is the Company’s good faith estimate of all Transaction Expenses (including Transaction Expenses reasonably anticipated to be incurred in the future).

2.19Anti-Corruption Law.

(a)None of the Company, any Subsidiary and any of their directors, employees, agents or representatives (in each case, acting in their capacities as such) has, since the inception of the Company, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b)The Company and each Subsidiary (i) have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, (ii) there have been no false or fictitious entries made in the books and records of the Company relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and (iii) neither the Company nor any Subsidiary has established or maintained a secret or unrecorded fund or account.

(c)None of the Company, any Subsidiary and any of their directors or employees (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.

2.20Environmental, Health and Safety Matters.

(a)The Company and each Subsidiary are in compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. There are no pending, or to the knowledge of the Company, any threatened allegations by any Person that the properties or assets of the Company or any Subsidiary are not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. Neither the Company nor any Subsidiary has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any Liability of the Company or any Subsidiary with respect to Environmental, Health and Safety Requirements.

(b)The Company has made available to Acquirer a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting the Company that are in the possession or control of the Company, each of which is identified in Schedule 2.20 of the Company Disclosure Letter.

2.21Export Control Laws. The Company and each Subsidiary have conducted its export transactions in accordance in all respects with applicable provisions of United States export and re-export controls, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the United States Department of Commerce and/or the United States Department of State and all other applicable import/export controls in other countries in which the Company or any Subsidiary conducts business. Without limiting the foregoing: (i) the Company and each Subsidiary have obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) the Company and each Subsidiary are in compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any Subsidiary with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Acquirer or the Surviving Corporation are required, except for such Export Approvals that can be obtained expeditiously and without material cost.

2.22Customers. Neither the Company nor any Subsidiary has any outstanding material disputes concerning any Company Products with any customer or distributor who, for the year ended December 31, 2015 was one of the 10 largest sources of revenues for the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Customer”). Each Significant Customer is listed on Schedule 2.22 of the Company Disclosure Letter. Neither the Company nor any Subsidiary has received written notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company (or the Surviving Corporation or Acquirer) after the Closing or that such Significant Customer intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Acquirer).

2.23Suppliers. Neither the Company nor any Subsidiary has any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended December 31, 2015, was one of the 10 largest suppliers of products and/or services to the Company or any Subsidiary, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”), and there is no material dissatisfaction on the part of the Company or any Subsidiary with respect to any Significant Supplier. Each Significant Supplier is listed on Schedule 2.23 of the Company Disclosure Letter. Neither the Company nor any Subsidiary has received written notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company or any Subsidiary (or the Surviving Corporation or Acquirer) after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company or any Subsidiary (or the Surviving Corporation or Acquirer).

2.24Stockholder Notice. Neither the Stockholder Notice nor any amendment or supplement thereto (other than any of the information supplied or to be supplied by Acquirer for inclusion therein) will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE III
Representations and Warranties of Acquirer and Merger Sub

Acquirer and Merger Sub represent and warrant to the Company as follows:
3.1Organization and Standing. Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquirer nor Merger Sub is in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.

3.2Authority; Non-contravention.

(a)Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub. This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
(b)The execution and delivery of this Agreement by Acquirer and Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and Merger Sub, in each case as amended to date or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c)No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Acquirer or Merger Sub to consummate the Merger or any of the other Transactions.

3.3Stockholder Notice. None of the information supplied or to be supplied by Acquirer for inclusion in the Stockholder Notice or any amendment or supplement thereto will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.4Financing. Acquirer has, or has available to it, and will have as of the Closing, sufficient funds to consummate the Transactions.

3.5No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

ARTICLE IV
Conduct Prior to the Effective Time

4.1Conduct of Business; Notices. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall and shall cause each Subsidiary to:
(a)conduct its business solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Applicable Law;
(b)sell the Company’s products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it;

(c)assure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions, and shall give reasonable advance notice to Acquirer prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms;

(d)promptly notify Acquirer of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(e)promptly notify Acquirer of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization has been or is about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had a Material Adverse Effect or would reasonably be expected to be materially adverse to Acquirer (following the Effective Time) or the Company;

(f)promptly notify Acquirer of any inaccuracy in or breach of any representation, warranty or covenant of the Company herein; provided that the phrase “as of the Agreement Date” in any such representation or warranty shall be disregarded for such purpose; and

(g)to the extent not otherwise required by this Section 4.1, promptly notify Acquirer of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company or cause any of the conditions to the Closing set forth in Article VI not to be satisfied.

4.2Restrictions on Conduct of Business. Without limiting the generality or effect of the Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not do, cause or permit, and shall not cause or permit any Subsidiary to do, any of the following (except to the extent expressly provided or required otherwise herein or as consented to in writing by Acquirer):

(a)Charter Documents. Cause or permit any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents;

(b)Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c)Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(d)Material Contracts. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, or (B) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or of the Stockholder Agreement or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Company in any material respect, (B) impair the ability of the Company or the Stockholders’ Agent to perform their respective obligations under this Agreement or the Stockholder Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other Transactions; provided that this Section 4.2(d) shall not require the Company to seek or obtain Acquirer’s consent in order to set or change the prices at which the Company sells products or provides services to current end users in the ordinary course of business consistent with past practice;

(e)Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase any Company Voting Debt or any Equity Interests, or enter into or authorize any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or Company Warrants that are outstanding as of the Agreement Date, (ii) the issuance of Company Common Stock upon conversion of Company Preferred Stock outstanding on the Agreement Date and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f)Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee of the Company or any Subsidiary, (iii) enter into, amend or extend the term of any employment or consulting agreement with, or Company Option held by, any officer, employee, consultant or independent contractor, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law) or (v) add any new members to the Board;
(g)
(g)Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(h)Intellectual Property. Other than licenses to customers in the ordinary course of business, transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company Intellectual Property, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company or any Subsidiary involved in the development of the Company Products on a need to know basis in the ordinary course of business);

(i)Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing patent applications, prosecuting patent applications before the applicable governmental authority, or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(j)Dispositions. Sell, lease, license or otherwise dispose or permit to lapse of any of its tangible or intangible assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;

(k)Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness;
(l)Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $50,000 individually or $100,000 in the aggregate;

(m)Insurance. Materially change the amount of, or terminate, any insurance coverage;

(n)Termination or Waiver. Cancel, release or waive any claims or rights held by the Company or any Subsidiary;

(o)Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase the salaries, wage rates or fees of its employees or consultants, except as required by law;

(p)Severance Arrangements Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration that have been disclosed to Acquirer and are set forth on Schedule 4.2(o) of the Company Disclosure Letter.

(q)Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(r)Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or its business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(s)Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return without the consent of Acquirer prior to filing (which consent will not be unreasonably withheld or delayed), file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Acquirer or its Affiliates for any period ending after the Closing Date;

(t)Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;

(u)Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(v)Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(w)Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

(x)Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.13 of the Company Disclosure Letter;

(y)Subsidiaries. Take any action that would result in the Company creating or acquiring any new Subsidiaries; and

(z)Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (w) in this Section 4.2.

ARTICLE V
Additional Agreements

5.1Board Recommendation, Stockholder Approval and Stockholder Notice.

(a)The Board shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger, and neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger.

(b)The Company shall, in accordance with this Agreement, the DGCL, the Certificate of Incorporation and the Bylaws, seek to obtain the Requisite Stockholder Approval. The Company shall use commercially reasonable efforts to obtain Written Consents executed by each Company Stockholder. Upon obtaining the Company Stockholder Approval or the Requisite Stockholder Approval, as applicable, the Company shall promptly deliver copies of the executed Written Consents or other documents evidencing the obtainment of the Company Stockholder Approval and the Requisite Stockholder Approval, respectively, to Acquirer.

(c)Promptly after the Company obtains the Company Stockholder Approval, the Company shall prepare, with the cooperation of Acquirer, and mail to each Company Stockholder other than the Consenting Stockholders, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL, and (iii) an information statement to the Company Stockholders in connection with the solicitation of their signatures to a Written Consent and the Stockholder Agreement. The Stockholder Notice shall include (x) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger and (y) such other information as Acquirer and the Company may agree is required or advisable under the DGCL to be included therein. Prior to its mailing, the Stockholder Notice shall have been approved by Acquirer, and, following its mailing, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Acquirer. Each of Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of the other party or its counsel, may be required or advisable to be included under the DGCL in the Stockholder Notice or in any amendment or supplement thereto, and Acquirer and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.

5.2No Solicitation.

(a)During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not, and the Company will not authorize or permit any of its Representatives or any Subsidiary to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Securityholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions. The Company will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b)The Company shall promptly (but in any event, within 24 hours) notify Acquirer orally and in writing (which may be by e-mail) after receipt by the Company (or, to the knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquirer and its Representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

5.3Confidentiality; Public Disclosure.

(a)The parties hereto acknowledge that Acquirer and the Company have previously executed a non-disclosure agreement, dated as of September 10, 2015 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto (other than Acquirer following the Closing) disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, (i) a party hereto shall be permitted to disclose any and all terms to its financial, tax, accounting and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of Nasdaq, (ii) following Closing, the Stockholders’ Agent may disclose information to the Converting Holders on a need-to-know basis, provided that such persons are subject to a similar obligation of confidentiality and (iii) following Closing and the public announcement of the Merger, the Stockholders’ Agent shall be permitted to publicly announce that it has been engaged to serve as the Stockholders’ Agent in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein.

(b)Before the Closing, neither party shall issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use the other party’s name or refer to the other party directly or indirectly in connection with such party’s relationship with the other party in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other party, unless required by Applicable Law and except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the Requisite Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement: (i) Acquirer may issue a press release announcing the execution and delivery of this Agreement in a form mutually agreed upon by Acquirer and the Company, and make statements and disclosures consistent therewith, and (ii) each Company Stockholder that is a partnership, a limited liability company or a venture capital or private equity fund may disclose to its limited partners, members or investors, as applicable, and to their respective Representatives, the terms of this Agreement or the transactions contemplated by this Agreement, in each case so long as such communication is marked confidential, if written, or stated to be confidential, if oral, and may only be disclosed if such limited partner, member, investor or Representative is subject to a contract with the Company Stockholder that prevents disclosure of information by such limited partner, member, investor or representative.

5.4Commercially Reasonable Efforts. Each of the parties hereto agrees to use commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.

5.5Third-Party Consents; Notices.

(a)Following consultation with Acquirer, the Company shall use commercially reasonable efforts to (i) obtain prior to the Closing and (ii) deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter if entered into prior to the Agreement Date) that are required under the terms of each such Contract, or which would be required so that the Transactions do not constitute a breach of, or violate, each such Contract.

(b)The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions.

5.6Litigation. The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it or any Subsidiary, or known by the Company to be threatened against the Company or any Subsidiary, or any of their respective directors, officers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

5.7Access to Information.

(a)During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Acquirer and its Representatives access during business hours and upon reasonable notice to (A) the Company’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Acquirer may reasonably request and (ii) the Company shall provide to Acquirer and its Representatives true, correct and complete copies of the Company’s internal financial statements and Tax Returns, Tax elections and all other records and workpapers relating to Taxes.

(b)Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

(c)No information or knowledge obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

(d)At or prior to the Closing, the Company shall deliver to Acquirer one or more DVDs or other digital media evidencing the documents that were made available, which shall indicate, for each document, the date that such document was first uploaded to the data room.

5.8Spreadsheet. The Company shall prepare and deliver to Acquirer: (a) a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the date hereof and attached hereto as Schedule II of the Merger Agreement and (b) an updated Spreadsheet in form and substance reasonably satisfactory to the Acquirer, which updated Spreadsheet shall be dated as of the Closing Date, and in each instance, shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing: (i) the names of all the Converting Holders and their respective addresses, e-mail addresses and, where available, taxpayer identification numbers; (ii) the number and type of shares of Company Capital Stock held by, or subject to the Company Options or Company Warrants held by, such Converting Holders and, in the case of outstanding shares, the respective certificate numbers; (iii) the number of shares of Company Capital Stock subject to and the exercise price per share in effect for each Company Option and Company Warrant; (iv) the vesting status and schedule with respect to Company Options and Company Warrants and Unvested Company Shares and terms of the Company’s rights to repurchase such Unvested Company Shares (including the per share repurchase price payable with respect thereto); (v) for each Company Option that was early exercised, the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise and the applicable exercise price; (vi) the calculation of Fully Diluted Share Number, Common Per Share Amount and Series A Per Share Amount; (vii) the calculation of aggregate cash amounts payable to each such Converting Holder pursuant to Section 1.3(a)(i), Section 1.3(a)(ii), and Section 1.3(a)(iii), the total amount of Taxes to be withheld therefrom and the aggregate cash amounts payable to each Converting Holder pursuant to Section 1.3(a); (viii) the calculation of each Converting Holder’s Pro Rata Share of the Indemnification Holdback Amount; (ix) the calculation of each Converting Holder’s TNW Pro Rata Share of the Adjustment Holdback Amount; and (x) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Acquirer.

5.9Expenses; Company Debt. Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided that (i) at the Closing, Acquirer shall pay or cause to be paid all Transaction Expenses that are incurred but unpaid as of the Closing, as set forth on the Spreadsheet and (ii) the fees and expenses of the Designated Accounting Firm, if any, shall be allocated as provided in Section 1.6(c). At the Closing, Acquirer shall repay or cause to be repaid all Company Debt set forth on the Spreadsheet.

5.10Employees.

(a)With respect to any employee of the Company or any Subsidiary who receives an offer of employment from Acquirer or the Surviving Corporation, the Company shall provide reasonable assistance to Acquirer in its efforts to enter into an offer letter and a confidential information and assignment agreement with such employee prior to the Closing Date. The compensation and benefits offered to each such employee shall be consistent with or in excess of the compensation rate and benefits provided to the employee by the Company or any Subsidiary, as applicable, as of the Agreement Date. Employees who accept such offers of employment will be eligible for the same benefits available to similarly-situated employees of Acquirer and will receive full credit for their lengths of service with the Company or any Subsidiary for purposes of determining eligibility for such benefits, except that such prior service credit will not be required (i) with respect to accrued benefits under any defined benefit pension plan, (ii) to the extent that it results in a duplication of benefits or (iii) with respect to the vesting of awards under Acquirer’s equity compensation plans. Notwithstanding anything to the contrary in the foregoing, with the exception of the Named Employees, none of Acquirer, Merger Sub and the Surviving Corporation shall have any obligation to make an offer of employment to any employee of the Company or any Subsidiary. With respect to matters described in this Section 5.10, the Company will consult with Acquirer (and will consider in good faith the advice of Acquirer) prior to sending any notices or other communication materials to its employees. Effective no later than immediately prior to the Closing (or at such other time designated by Acquirer), the Company and each Subsidiary shall terminate the employment of each of those Company employees or any Subsidiary employees who (i) have not received an offer of continued employment with Acquirer or the Surviving Corporation prior to the Closing Date or (ii) have declined an offer of continued employment with Acquirer, the Surviving Corporation, or the Subsidiary prior to the Closing Date (collectively, the “Designated Employees”). If the Company or any Subsidiary elects to offer severance pay or benefits to any Designated Employee, the Company or Subsidiary, as applicable, shall require such Designated Employees to execute a Separation Agreement as a condition to receipt of the severance pay or benefits. The Company or any Subsidiary, as applicable, shall cause all unvested Company Options held by any and all Designated Employees to be terminated in accordance with their terms at the time of such terminations.

(b)The Company shall ensure that there shall be no outstanding securities, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock or Company Options under any circumstances other than as required to allow the conversion of the Company Series A Stock into Company Common Stock.

(c)The Company shall use its commercially reasonable efforts to cause the delivery to Acquirer of a true, correct and complete copy of each election statement under Section 83(b) of the Code filed by each Person who acquired Unvested Company Shares after the Agreement Date (or prior to the Agreement Date to the extent not previously provided by the Company), at or prior to the Closing, in each case together with evidence of timely filing of such election statement with the appropriate IRS Center.

5.11Termination of Benefit Plans. Effective as of the day immediately preceding, and contingent on the occurrence of, the Closing Date, the Company shall terminate the Company’s 401(k) Plan. The Company shall provide Acquirer with evidence that such Company Employee Plan(s) and the Company Option Plan have been terminated (effective no later than the day immediately preceding, and contingent on the occurrence of, the Closing Date) pursuant to resolutions of the Board or any applicable committee thereof. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquirer may reasonably require. Acquirer will, or will cause one of its Affiliates to, effective immediately following the Closing Date, establish or designate one or more qualified defined contribution plans (“Acquirer’s DC Plans”) containing all provisions necessary for the acceptance of direct rollovers of “eligible rollover distributions” as defined in the Code from the 401(k) Plan. Any costs associated with the termination of Company Employee Plans will be the responsibility of Acquirer.

5.12Retention Bonuses

(a)Following the Closing Date, in accordance with Acquirer’s standard equity award policies, the Continuing Employees will be awarded the number of Acquirer RSUs set forth in Schedule 5.12(a) of the Company Disclosure Letter (the “Employee RSUs”) by the compensation committee of Acquirer’s board of directors, which Employee RSUs shall be allocated as set forth on Schedule 5.12(a) of the Company Disclosure Letter or as otherwise agreed between Acquirer and the Company. The Employee RSUs will vest in semi-annual installments, subject to a one-year cliff, over a three-year period subject to continued employment and will be subject to all of the terms and conditions set forth in Acquirer’s 2012 Equity Incentive Plan, in the recipient’s offer letter with Acquirer and in a restricted stock unit agreement to be entered into between the recipients of such Employee RSUs and Acquirer.

(b)Acquirer, in consultation with the Company, shall allocate an aggregate of $1,707,100 in cash retention bonuses to Continuing Employees in the respective offer letters of the Continuing Employees (the “Retention Bonuses”). The Retention Bonuses will vest in semi-annual installments, subject to a one-year cliff, over a three-year period subject to continued employment and will be subject to the terms and conditions set forth in the applicable offer letters of such Continuing Employees, including with respect to vesting and forfeiture.

5.13Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer a draft of the Company Closing Financial Certificate not later than three Business Days prior to the Closing Date and a final version of the Company Closing Financial Certificate and the Spreadsheet to Acquirer not later than three Business Days prior to the Closing Date. In the event that Acquirer notifies the Company that there are reasonably apparent errors in the drafts of the Company Closing Financial Certificate and the Spreadsheet, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 5.13. Without limiting the foregoing or Section 5.7, the Company shall provide to Acquirer, together with the Company Closing Financial Certificate and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate and the Spreadsheet.

5.14Tax Matters.

(a)The parties acknowledge and agree that as a consequence of the Merger, the Tax year of the Company will end for U.S. federal income Tax purposes as of the end of the day on the Closing Date and that the Company will join the U.S. federal consolidated group of which Acquirer is a member as of the beginning of the next day. Acquirer shall prepare and file, or cause to be prepared and filed, any and all Tax Returns of the Company and any Subsidiary filed or required to be filed after the Closing Date; provided, however, that with respect to any such income Tax Returns reflecting Taxes for which the Converting Holders may have an indemnification obligation pursuant to this Agreement: (i) any deductions attributable to Pre-Closing Tax Deductible Items that are paid by the Company or the Converting Holders on or prior to the Closing Date or taken into account as a deduction in calculating the Tangible Net Worth Amount will be reflected on the income Tax Returns for the Tax period ending as of the Closing Date to the extent permitted by law, (ii) Acquirer shall deliver a draft of any such income Tax Return at least 30 days prior to the due date for filing such income Tax Return to the Stockholders’ Agent for its review and comment and (iii) Acquirer shall reasonably and in good faith consider any comments of the Stockholders’ Agent with respect to such income Tax Returns that are provided in a timely manner.

(b)Each of Acquirer, the Stockholders’ Agent, the Company Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company, the Stockholders’ Agent and the Company Securityholders agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(c)The Company shall cause each Company Securityholder to further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

(d)Acquirer and the Company intend that the cash payable to the holders of Company Capital Stock pursuant to Sections 1.3(a)(i) and 1.3(a)(ii) will be treated as received in exchange for the applicable holder’s Company Capital Stock, and agree to report such payments for income Tax purposes as consideration for such holder’s Company Capital Stock and, except as otherwise required by a Taxing Authority or Applicable Law, not as compensation for services.

5.15 280G Stockholder Approval. Promptly following the execution of this Agreement, the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 5.15.

5.16Indemnification.

(a)For a period of six years after the Closing Date, the Surviving Corporation will not, and Acquirer shall cause the Surviving Corporation not to, take any action to alter or impair any exculpatory or indemnification provision now existing in the Company's or any Subsidiary's Certificate of Incorporation, Bylaws or other comparable organizational documents for the benefit of any individual who served as a director or officer of the Company or any Subsidiary at any time prior to the Closing Date, except for any changes which may be required to conform with changes in Applicable Law and any changes which do not affect the application of such provisions to acts or omissions of such individuals prior to the Effective Time.

(b)Prior to the Effective Time, the Company may procure six-year insurance “tail” policies with respect to directors' and officers' liability insurance and fiduciary liability insurance with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) in an amount and scope at least as favorable as the coverage applicable to directors and officers as of the date of this Agreement under the Company's directors’ and officers’ liability insurance policy. The cost of any such insurance policy shall constitute a Transaction Expense of the Company. Acquirer agrees not to take any action to cancel or modify, or cause the Surviving Corporation to take any action to cancel or modify, such “tail” policies for a period of six years following the Closing Date.

(c)Notwithstanding anything to the contrary in the Company's or any Subsidiary's Certificate of Incorporation, Bylaws or other comparable organizational documents or any provision in any indemnification or other agreement to which any of them is a party or by which any of them is bound, (i) no exculpation or other provision in the Certificate of Incorporation, Bylaws or other comparable organizational documents of the Company or any Subsidiary or any such agreement shall be deemed to exculpate any such person from its obligations under this Agreement and (ii) no person shall be entitled to indemnification or reimbursement or advancement of expenses under any provision of the Certificate of Incorporation, Bylaws or other comparable organizational documents of the Company or any Subsidiary or any such agreement for any matter for which any Indemnified Person is entitled to indemnification pursuant to this Agreement.

(d)This Section 5.16 is intended to be for the benefit of, and shall be enforceable by, all past and present directors and officers of the Company and its Subsidiaries and their heirs and personal representatives and shall be binding on Acquirer and the Surviving Corporation and its successors and assigns and shall be in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

ARTICLE VI
Conditions to the Merger

6.1Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a)Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.

(b)Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.

(c)Governmental Approvals. Acquirer, Merger Sub and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger.

6.2Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a)Representations, Warranties and Covenants. The representations and warranties made by Acquirer herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer at or prior to the Closing.

(b)Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).

6.3Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and Merger Sub and may be waived by Acquirer (on behalf of itself and/or Merger Sub) in writing in its sole discretion without notice or Liability to any Person):

(a)Representations, Warranties and Covenants. The representations and warranties made by the Company herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(b)Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).

(c)Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquirer’s ownership, conduct or operation of the Company’s business following the Closing shall be in effect, and no Legal Proceeding seeking any of the foregoing, or any other injunction, restraint or material damages in connection with the Merger or the other Transactions or prohibiting or limiting the consummation of the Transactions, shall be pending or threatened.

(d)No Legal Proceedings. No Governmental Entity or other Person shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Merger or the other Transactions or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of Equity Interests of the Surviving Corporation.

(e)No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company.

(f)No Outstanding Securities. Other than shares of Company Capital Stock, Company Options and Company Warrants, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested.

(g)Employees. (A) Each Named Employee shall have signed an Offer Letter, and each Named Employee who is a Company Stockholder shall have signed a Holdback Agreement and a Non-Competition Agreement, each to be effective as of the Closing, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements, (B) each Offer Letter executed by a Continuing Employee shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements and (C) the employment of each of the Designated Employees shall have been terminated effective no later than immediately prior to the Closing and such Designated Employees shall have executed a release of claims in a form reasonably satisfactory to Acquirer.

(h)Requisite Stockholder Approval. This Agreement shall have been duly and validly adopted and the Merger shall have been duly and validly approved under the DGCL, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval, by holders of outstanding Company Capital Stock representing at least 95% of all shares of Company Capital Stock outstanding as of immediately prior to the Closing and at least 95% of the voting power of all shares of Company Capital Stock outstanding as of immediately prior to the Closing (collectively, the “Requisite Stockholder Approval”).

(i)Section 280G Matters. The Company shall have delivered to Acquirer the notification and evidence required by Section 5.15

ARTICLE VII
Termination

7.1Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:

(a)by mutual written consent duly authorized by Acquirer and the Company;

(b)by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred within 30 days following the Agreement Date or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or shall have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c)by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d)by Acquirer, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to the Company, (iii) the Company shall have breached Section 5.1 or Section 5.2 or (iv) the Company Stockholder Approval is not obtained or the Stockholder Agreement is not executed by each of the Consenting Stockholders within three Business Days following the execution of this Agreement; or

(e)by the Company, by written notice to Acquirer, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured).

7.2Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, Merger Sub, the Company or their respective officers, directors, stockholders or other Equity Interest holders, or Affiliates; provided that (i) Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses), this Section 7.2 (Effect of Termination), Section 8.7 (Stockholders’ Agent), Article IX (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with an inaccuracy in any representation or warrant made by, or a breach of any covenant, agreement or obligation of, such party herein.

ARTICLE VIII
Holdback Fund and Indemnification

8.1Indemnification Holdback Fund.

(a)At the Effective Time, Acquirer shall withhold the Indemnification Holdback Amount (the aggregate amount of cash so held by Acquirer from time to time, the “Indemnification Holdback Fund”) from the Merger Consideration payable pursuant to Section 1.3(a). The Indemnification Holdback Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Holders under Section 1.6(e)and this Article VIII. Subject to Section 8.4, Acquirer shall hold the Indemnification Holdback Fund until 11:59 p.m. local time on the date (the “Indemnification Holdback Release Date”) that is 18 months after the Effective Time (or if such date is not a Business Day, the first Business Day thereafter). The Converting Holders shall not receive interest or other earnings on the cash in the Indemnification Holdback Fund. Neither the Indemnification Holdback Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Converting Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Converting Holder, Acquirer, or the Surviving Corporation, in each case prior to the distribution of the Indemnification Holdback Fund to any Converting Holder in accordance with Section 8.1(b), except that each Converting Holder shall be entitled to assign such Converting Holder’s rights to such Converting Holder’s Pro Rata Share of the Indemnification Holdback Fund by will, by the laws of intestacy or by other operation of law.

(b)Within five Business Days following the Indemnification Holdback Release Date, Acquirer (or its agent) will distribute to each Converting Holder such Converting Holder’s Pro Rata Share of the Indemnification Holdback Fund less that portion of the Indemnification Holdback Fund that is determined, in the reasonable judgment of Acquirer, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate delivered to the Stockholders’ Agent on or prior to the Indemnification Holdback Release Date in accordance with this Article VIII, which portion shall remain in the Indemnification Holdback Fund until such claims for Indemnifiable Damages have been resolved or satisfied.

8.2Indemnification.

(a)Subject to the limitations set forth in this Article VIII, from and after the Closing, each Converting Holder shall severally (and not jointly) indemnify and hold harmless Acquirer, Merger Sub and the Company and their respective officers, directors, agents and employees and each Person, if any, who controls or may control Acquirer within the meaning of the Securities Act (each, an “Indemnified Person”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all losses, Liabilities, damages (whether consequential, special, punitive or otherwise), claims, fees, Taxes, interest, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of counsel, experts and other professionals, directly or indirectly, whether or not due to a Third-Party Claim, but excluding (y) any exemplary, special or punitive damages that are not due to a Third-Party Claim and (z) the fees and expenses of the prevailing party in any dispute submitted to arbitration pursuant to Section 9.11 (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:

(i)any failure of any representation or warranty made by the Company herein or in the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter) to be true and correct (I) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or (II) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii)any failure of any certification, representation or warranty made by the Company in any certificate (other than the Spreadsheet and the Company Closing Financial Certificate) delivered to Acquirer pursuant to this Agreement to be true and correct as of the date such certificate is delivered to Acquirer;

(iii)any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company herein or in any other agreements contemplated by the Transaction Documents or the Merger;

(iv)without duplication of any amounts that are included in the calculation of Tangible Net Worth Amount, any inaccuracies in the Spreadsheet or the Company Closing Financial Certificate;

(v)any payments made with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the consideration that otherwise would have been payable pursuant to Section 1.3(a)(i) upon the exchange of such Dissenting Shares, and any interest, costs, expenses and fees incurred by any Indemnified Person in connection with the exercise of any dissenters’ or appraisal rights;

(vi)any claims by (A) any then-current or former holder or alleged then-current or former holder of any Equity Interests of the Company (including any predecessors), arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Merger Consideration, or (II) such Person’s status or alleged status as a holder of Equity Interests of the Company (including any predecessors) at any time at or prior to the Closing, (B) any Person to the effect that such Person is entitled to any Equity Interest of the Company or any payment by Acquirer in connection with the Transactions other than as specifically set forth on the Spreadsheet or (C) any Person with respect to any Company Option Plan or any other plan, policy or Contract providing for compensation to any Person in the form of Equity Interests;

(vii) any Pre-Closing Taxes or Taxes for which the Converting Holders are liable under Section 1.8 to the extent not taken into account in calculating the Tangible Net Worth Amount; and

(viii)any fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Converting Holder.

(b)Materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall only be taken into account in determining whether an inaccuracy in such representation or warranty, or a breach of such covenant, agreement or obligation, exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such inaccuracy or breach.

8.3Indemnifiable Damage Threshold; Other Limitations.

(a)Notwithstanding anything to the contrary contained herein, no Indemnified Person may make a claim against the Indemnification Holdback Fund in respect of any claim for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) or (ii) of Section 8.2(a) (other than claims arising out of, resulting from or in connection with (i) fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Converting Holder or (ii) any failure of any of the Special Representations to be true and correct as aforesaid unless and until a Claim Certificate (together with any other delivered Claim Certificates) describing Indemnifiable Damages in an aggregate amount greater than $150,000 (the “Basket”) has been delivered, in which case the Indemnified Person may make claims for indemnification, compensation and reimbursement and may receive cash from the Indemnification Holdback Fund for all Indemnifiable Damages (including the amount of the Basket). The Basket shall not apply to any other Indemnifiable Damages or claims therefor.

(b)If the Merger is consummated, recovery from the Indemnification Holdback Fund shall constitute the sole and exclusive remedy for the indemnity obligations of each Converting Holder under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies) arising out of, resulting from or in connection with the matters listed in Section 8.2(a), except (i) in the case of fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Converting Holder and (ii) any failure of any of the representations and warranties made by the Company in Section 2.1(a) (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure) and Section 2.3 (Authority; Non-contravention) (collectively, the “Special Representations”) to be true and correct as aforesaid.

(c)In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with the failure of any of the Special Representations to be true and correct as aforesaid or any fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or a Converting Holder (collectively, “Special Claims”), after Indemnified Persons have exhausted or made claims upon all amounts of cash held in the Indemnification Holdback Fund (after taking into account all other claims for indemnification from the Indemnification Holdback Fund made by Indemnified Persons), or following the Indemnification Holdback Release Date, each Converting Holder shall have Liability severally not jointly for such Converting Holder’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom. Notwithstanding anything to the contrary contained herein, the total Liability of a Converting Holder for Special Claims shall be limited to the aggregate amount of cash paid to such Converting Holder pursuant to Section 1.3(a) and Section 1.6(d), if any, less such Converting Holder’s Pro Rata Share of the Indemnification Fund released to Acquirer. For purposes of determining whether any aggregate liability cap described in this Article VIII has been reached, any amounts disbursed from the Indemnification Holdback Fund or otherwise paid to Acquirer by the Converting Holders in satisfaction of claims for indemnification under this Article VIII shall be counted toward each such cap.

(d)Notwithstanding anything to the contrary contained herein, the amounts that an Indemnified Person recovers from the Indemnification Holdback Fund pursuant to Special Claims shall not reduce the amount that an Indemnified Person may recover with respect to claims that are not Special Claims. By way of illustration and not limitation, assuming there are no other claims for indemnification, compensation or reimbursement, in the event that Indemnifiable Damages resulting from a Special Claim are first satisfied from the Indemnification Holdback Fund and such recovery fully depletes the Indemnification Holdback Fund, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Special Claim shall continue to be the full dollar value of the Indemnification Holdback Fund irrespective of the fact that the Indemnification Holdback Fund was used to satisfy such Special Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.

(e)Notwithstanding anything to the contrary contained herein, (i) no Converting Holder shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Acquirer, the Surviving Corporation or any other Indemnified Person (based upon such Converting Holder’s position as an officer, director, employee or agent of the Company or otherwise) with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company or the Surviving Corporation with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the matters set forth in Section 8.2(a), (ii) the rights and remedies of the Indemnified Persons after the Effective Time shall not be limited by (x) any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter with respect to clauses (i) and (ii) of Section 8.2(a) and subject to any limitations expressly set forth therein), any Indemnified Person at or prior to the Effective Time regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto, (iii) if an Indemnified Person’s claim under this Article VIII may be properly characterized in multiple ways in accordance with this Article VIII such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VIII and (iv) no Converting Holder shall be liable for the breach of any covenant of another Converting Holder or any fraud, intentional misrepresentation or willful misconduct by or on behalf of any Person other than the Company or such Converting Holder; provided that nothing herein shall limit the liability of a Converting Holder for any fraud, intentional misrepresentation or willful misconduct by or on behalf such Converting Holder.

(f)The parties will act in good faith with respect to any available insurance coverage with respect to any Indemnifiable Damages, and any recoveries by either party under any applicable insurance policies or rights to indemnification or contribution from third parties, less out of pocket fees and expenses incurred by such party in recovering such amounts, will offset any Indemnifiable Damages for which indemnification is available under this Article VIII.

8.4Period for Claims. Except as otherwise set forth in this Section 8.4, the period (the “Claims Period”) during which claims may be made (i) against the Indemnification Holdback Fund for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of Section 8.2(a) (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. local time on the Holdback Release Date and (ii) for Indemnifiable Damages arising out of, resulting from or in connection with Special Claims shall commence at the Closing and terminate at 11:59 p.m. local time on the date that is six years and three months following the Closing Date. Notwithstanding anything to the contrary contained herein, such portion of the Indemnification Holdback Fund at the Holdback Release Date as in the reasonable judgment of Acquirer may be necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Stockholders’ Agent on or prior to the Holdback Release Date shall remain in the Indemnification Holdback Fund until such claims for Indemnifiable Damages have been resolved or satisfied.

8.5Claims.

(a)From time to time during the Claims Period, Acquirer may deliver to the Stockholders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):

(i)stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquirer or its subsidiaries, that in the good faith belief of the Indemnified Person could give rise to Indemnifiable Damages);

(ii)stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquirer in good faith that could be incurred, paid, reserved, accrued or demanded by a third party); and

(iii)specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(b)Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates directly to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Stockholders’ Agent or the Converting Holders are prejudiced thereby.

8.6Resolution of Objections to Claims.

(a)If the Stockholders’ Agent does not contest, by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 30-day period following receipt of the Claim Certificate, then Acquirer shall reclaim an amount of cash from the Indemnification Holdback Fund having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.

(b)If the Stockholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 30-day period set forth in Section 8.6(a), Acquirer and the Stockholders’ Agent shall attempt in good faith for 60 days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Stockholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Acquirer and the Stockholders’ Agent. Acquirer shall be entitled to conclusively rely on any such memorandum and Acquirer shall reclaim an amount of cash from the Indemnification Holdback Fund in accordance with the terms of such memorandum.

(c)If no such agreement can be reached during the 60-day period for good faith negotiation set forth in Section 8.6(b), but in any event upon the expiration of such 60-day period, either Acquirer or the Stockholders’ Agent may submit the dispute to arbitration in accordance with the terms of Section 9.11 to resolve the matter. The decision of the arbitrator as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto and the Converting Holders, and Acquirer shall be entitled to act in accordance with such decision and Acquirer shall reclaim an amount of cash from the Indemnification Holdback Fund in accordance therewith.

(d)Judgment upon any determination of an arbitrator may be entered in any court having jurisdiction. For purposes of this Section 8.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the prevailing party unless the arbitrator determines in favor of the Stockholders’ Agent (on behalf of the Converting Holders) with respect to more than one-half of the amount in dispute, in which case the Converting Holders shall be deemed to be the prevailing party. The non-prevailing party to an arbitration shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

(e)Any portion of the Indemnification Holdback Fund held following the Holdback Release Date with respect to pending but unresolved claims for indemnification that is not awarded to Acquirer upon the resolution of such claims shall be distributed to the Converting Holders within five Business Days following resolution of such claims and in accordance with each such Converting Holder’s Pro Rata Share of such portion of the Indemnification Holdback Fund.

8.7Stockholders’ Agent.

(a)At the Closing, Shareholder Representative Services LLC shall be constituted and appointed as the Stockholders’ Agent. The Stockholders’ Agent shall be the agent for and on behalf of the Converting Holders for all purposes in connection with this Agreement and the agreements ancillary hereto, including without limitation to: (i) execute, as the Stockholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Converting Holder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument related to or contemplated by this Agreement (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Converting Holder individually), (iii) review, negotiate and agree to and authorize Acquirer to reclaim an amount of cash from the Indemnification Holdback Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article VIII, (iv) object to such claims pursuant to Section 8.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Converting Holder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Converting Holders, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Converting Holders (other than with respect to the payment of the Merger Consideration less the amounts withheld pursuant to its terms) in accordance with the terms hereof and in the manner provided herein, (viii) pursuant to Section 1.6, engage and consult with Representatives for the purposes of preparing the Closing Balance Sheet and the Company Statement, (ix) pursuant to Section 1.6, negotiate the final calculation of the Tangible Net Worth Amount with Acquirer and the Designated Accounting Firm, if necessary, and (x) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquirer, Merger Sub and their respective Affiliates (including after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of Shareholder Representative Services LLC as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Converting Holder and has having the duties, power and authority provided for in this Section 8.7. The Converting Holders shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this Agreement, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent. The Person serving as the Stockholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Stockholders’ Agent, then a successor may be appointed by the Converting Holders collectively having a Pro Rata Share greater than 50% upon not less than 30 days’ prior written notice to Acquirer. No bond shall be required of the Stockholders’ Agent.

(b)The Stockholders’ Agent shall not be liable to any Converting Holder for any act done or omitted hereunder as the Stockholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Converting Holders shall severally (based on their Pro Rata Share) but not jointly indemnify the Stockholders’ Agent and hold it harmless against any losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Agent Losses”) arising out of or in connection with the Stockholders’ Agent’s execution and performance of this Agreement and the agreements ancillary hereto, in each case as such Agent Loss is suffered or incurred; provided, that in the event that any such Agent Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholders’ Agent, the Stockholders’ Agent will reimburse the Converting Holders the amount of such indemnified Agent Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholders’ Agent by the Converting Holders, any such Agent Losses may be recovered by the Stockholders’ Agent from (i) the funds in the Expense Fund and (ii) the amounts in the Indemnification Holdback Fund at such time as remaining amounts would otherwise be distributable to the Converting Holders; provided, that while this section allows the Stockholders’ Agent to be paid from the Expense Fund and the Indemnification Holdback Fund, this does not relieve the Converting Holders from their obligation to promptly pay such Agent Losses as they are suffered or incurred, nor does it prevent the Stockholders’ Agent from seeking any remedies available to it at law or otherwise. In no event will the Stockholders’ Agent be required to advance its own funds on behalf of the Converting Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on indemnity or liability contained elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholders’ Agent under this Section 8.7(b). The Converting Holders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Stockholders’ Agent or the termination of this Agreement.

(c)After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under Section 8.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Converting Holders and shall be final, binding and conclusive upon each such Converting Holder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Converting Holder. Acquirer, Merger Sub, the Surviving Corporation and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent.

(d)At Closing, Acquirer will wire to the Stockholders’ Agent an amount of $125,000 (the “Expense Fund”), which will be used for the purposes of paying directly, or reimbursing the Stockholders’ Agent for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto. The Converting Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Stockholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Agent will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholders’ Agent will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable after the completion of the Stockholders’ Agent’s responsibilities, the Stockholders’ Agent will deliver the balance of the Expense Fund to the Paying Agent for further distribution to the Converting Holders in accordance with their Pro Rata Shares. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Converting Holders at the time of Closing.

8.8Third-Party Claims. In the event Acquirer becomes aware of a claim by a third party (a “Third-Party Claim”) that Acquirer in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, Acquirer shall have the right in its sole discretion to conduct the defense of and (with the consent of the Stockholders’ Agent to the extent described below) to settle or resolve such Third-Party Claim (and the costs and expenses incurred by Acquirer in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquirer shall be entitled to receive indemnification pursuant to a claim made hereunder, and such costs and expenses shall constitute Indemnifiable Damages subject to indemnification under Section 8.2 regardless of whether it is ultimately determined that such Third-Party Claim arose out of, resulted from or was in connection with a matter listed in Section 8.2), provided, however, that Acquirer (x) shall consult with the Stockholders’ Agent prior to effecting any settlement or compromise of any Third-Party Claim and (y) any settlement that is effected without the consent of the Stockholders’ Agent shall not be determinative of the existence of or amount of Indemnifiable Damages relating to such matter unless (i) the Third-Party Claim seeks injunctive relief or any other form of relief besides monetary damages, or (ii) the Stockholders’ Agent unreasonably conditions, withholds or delays its consent to such settlement or compromise. The Stockholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person. The Stockholders’ Agent shall have the right to participate, at the expense of the Converting Holders, in (but not control) the defense of any Third-Party Claims, which participation shall include the right to receive copies of all pleadings and correspondence and consult in advance with Acquirer regarding any material actions to be taken in connection with such Third-Party Claims. In the event that the Stockholders’ Agent has consented to the amount of any settlement or resolution by Acquirer of any such claim (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Stockholders’ Agent shall have objected within 30 days after a written request therefor by Acquirer), or if the Stockholders’ Agent shall have been determined to have unreasonably withheld, conditioned or delayed its consent to the amount of any such settlement or resolution or if consent shall not be required pursuant to clause (i) of the proviso to the first sentence of this Section 8.8, neither the Stockholders’ Agent nor any Converting Holder shall have any power or authority to object under this Article VIII to the amount of any claim by or on behalf of any Indemnified Person against the Indemnification Holdback Fund for indemnity with respect to such settlement or resolution.

8.9Treatment of Indemnification Payments. Acquirer, the Stockholders’ Agent and the Converting Holders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article VIII as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted by Applicable Law.

ARTICLE IX
General Provisions

9.1Survival of Representations, Warranties and Covenants. If the Merger is consummated, the representations and warranties made by the Company herein, in the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter), and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 18 months following the Closing Date; provided that, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, the Special Representations will remain operative and in full force and effect until the date that is six years and three months following the Closing Date for claims against the Converting Holders that seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with an inaccuracy in such Special Representations; provided, further, that no right to indemnification pursuant to Article VIII in respect of any claim that is set forth in a Claim Certificate delivered to the Stockholders’ Agent on or prior to the expiration of such representations and warranties shall be affected by such expiration; provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article VIII or otherwise to seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company until the expiration of the applicable statute of limitations. If the Merger is consummated, the representations and warranties made by Acquirer herein and in the other certificates contemplated by this Agreement shall expire and be of no further force or effect as of the Closing. If the Merger is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing; provided that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.

9.2Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with automated confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):
(i)if to Acquirer or Merger Sub, to:

Infoblox Inc.
3111 Coronado Drive
Santa Clara, CA 95054
Attention: General Counsel
Facsimile No.:  (408) 986-4001
Telephone No.:  (408) 986-4000

with a copy (which shall not constitute notice) to:
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Attention:     David Michaels
Facsimile No.: (650) 938-5200
Telephone No.: (650) 988-8500

(ii)if to the Company, to:

IID Security, Inc.
1142 Broadway # 400
Tacoma, WA 98402
Attention: Lars Harvey
Telephone No.:  (253) 590-4100

with a copy (which shall not constitute notice) to:
K&L Gates LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104
Attention: Charles P. Carter
Facsimile No.:  (206) 370-6351
Telephone No.:  (206) 370-7633

(iii)If to the Stockholders’ Agent, to:

Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, CO 80202
Attention: Managing Director
Email: deals@srsacquiom.com
Facsimile No.: (303) 623-0294
Telephone No.: (303) 648-4085

Any notice given as specified in this Section 9.2 (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.
9.3Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Law, such reference is to such Contract, instrument or Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provide to” and “make available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review by the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

9.4Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.

9.5Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Stockholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company, (II) after the Closing with respect to the Converting Holders and/or the Stockholders’ Agent, signed by the Stockholders’ Agent and (III) with respect to Acquirer and/or Merger Sub, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

9.6Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

9.7Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, and the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VIII is intended to benefit the Indemnified Persons).

9.8Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer and/or Merger Sub may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.9Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to Section 8.3(b), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.11 Arbitration; Submission to Jurisdiction; Consent to Service of Process.

(a)EXCEPT FOR CLAIMS REGARDING EITHER ACQUIRER’S OR THE COMPANY’S INTELLECTUAL PROPERTY RIGHTS AND CONFIDENTIAL INFORMATION, TO WHICH THIS SECTION WILL NOT APPLY, IN THE EVENT THAT A RESOLUTION IS NOT REACHED AMONG THE PARTIES HERETO WITHIN 60 DAYS AFTER WRITTEN NOTICE OF A DISPUTE, THE DISPUTE SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN SAN FRANCISCO, CALIFORNIA. SUCH ARBITRATION SHALL BE CONDUCTED BY JAMS IN ENGLISH AND IN ACCORDANCE WITH JAMS’ COMPREHENSIVE ARBITRATION RULES AND PROCEDURES. ONE ARBITRATOR SHALL BE APPOINTED IN ACCORDANCE WITH SUCH RULES. THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS IS APPROPRIATE TO THE PURPOSES OF ARBITRATION IN ACCOMPLISHING A FAIR, SPEEDY AND COST-EFFECTIVE RESOLUTION OF THE DISPUTE. THE ARBITRATOR SHALL REFERENCE THE FEDERAL RULES OF CIVIL PROCEDURE THEN IN EFFECT IN SETTING THE SCOPE AND TIMING OF DISCOVERY. THE AWARD OF ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES HERETO. The arbitrator will award to the prevailing party all costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the prevailing party, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

(b)Subject to the foregoing, the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the State of California, the place where this Agreement was entered and is to be performed, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the County of Santa Clara, California. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 9.11. The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.

9.12Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction; provided that any matters related to the effectiveness of the Merger shall be governed by the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

9.13Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

[Signature Page Next]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Infoblox Inc.

By: /s/ Jesper Andersen
Name: Jesper Andersen
Title: President and C.E.O.

Niners Acquisition Sub, Inc.

By: /s/ Janesh Moorjani
Name: Janesh Moorjani
Title: President

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

IID Security, Inc.

By: /s/ Lars Harvey
Name: Lars Harvey
Title: CEO

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Shareholder Representative Services LLC, solely in its capacity as the Stockholders’ Agent

By: /s/ W. Paul Koenig
Name: W. Paul Koenig
Title: Managing Director

EXHIBIT A
Definitions
As used herein, the following terms shall have the meanings indicated below:
“Acquirer RSUs” means restricted stock units granted under the Acquirer’s 2012 Equity Incentive Plan.
“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions.
“Adjustment Holdback Amount” means $1,850,000 in cash (or, if the positive value of the Tangible Net Worth Amount set forth in the Company Closing Financial Certificate is greater than $1,850,000, then the Adjustment Holdback Amount will be equal to such positive value of the Tangible Net Worth Amount).
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.
“Aggregate Series A Preference” means an amount equal to (a) the Series A Per Share Liquidation Preference multiplied by (b) the number of shares of Company Series A Stock outstanding immediately prior to the Effective Time.
“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.
“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Per Share Amount” means the quotient obtained by dividing (a) the Merger Consideration minus the Aggregate Series A Liquidation Preference by (b) the Fully Diluted Share Number.
“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.
“Company Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying, as of the Closing, the amount of (i) Tangible Net Worth Amount (including (A) the Company’s projected balance sheet as of the Closing prepared on a consistent basis with the Company Balance Sheet, (B) an itemized list of each Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, (C) an itemized list of each element of the Company’s consolidated current assets and (D) an itemized list of each element of the Company’s consolidated total current liabilities) and (ii) any Transaction Expenses that are incurred but unpaid.
“Company Common Stock” means the common stock, par value of $0.0001 per share, of the Company.
“Company Debt” means, without duplication: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise, (ii) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (iii) all obligations of the Company to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP, (iv) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (v) all obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all obligations secured by any Encumbrance existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed, (vii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions or in connection with any lender consent and (viii) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (vii) appertaining to third parties. Any obligations or Liabilities of the Company or any of its Subsidiaries under the Loan and Security Agreement with City National Bank shall constitute Company Debt.
“Company Option Plan” means, collectively, each stock option plan, program or arrangement of the Company.
“Company Optionholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the Effective Time.

“Company Options” means options to purchase shares of Company Common Stock.
“Company Preferred Stock” means the Company Series A Stock.
“Company Securityholders” means, collectively, the Company Stockholders, Company Optionholders and Company Warrantholders.
“Company Series A Stock” means the Series A Preferred Stock, par value $0.0001 per share, of the Company.
“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.
“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.
“Company Warrantholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Warrants outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Warrants outstanding as of immediately prior to the Effective Time.
“Company Warrants” means warrants to purchase shares of Company Capital Stock.
“Continuing Employees” means the employees of the Company who are offered continued employment with Acquirer, the Surviving Corporation or one of their respective subsidiaries and who execute an Offer Letter and, in each case, who accept employment to remain employees of the Surviving Corporation or become employees of Acquirer or one of its subsidiaries as of immediately after the Effective Time.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.
“Converting Holders” means (i) Company Stockholders (other than those Company Stockholders all of whose shares of Company Capital Stock constitute Dissenting Shares), (ii) Company Optionholders holding In the Money Options and (iii) Company Warrantholders, in each case as of immediately prior to the Effective Time.
“DGCL” means the General Corporation Law of the State of Delaware.
“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL in connection with the Merger.
“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.
“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Fully Diluted Share Number” means the sum, without duplication, of (i) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, (ii) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of Company Warrants, In the Money Options or other direct or indirect rights to acquire shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, (iii) the aggregate number of shares of Company Capital Stock that would be issuable upon the conversion of any convertible securities of the Company outstanding immediately prior to the Effective Time and (iv) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to any rights (other than Company Options) to acquire shares of Company Capital Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time; provided that shares of Company Common Stock that are issuable upon the exercise of Company Options that are not In the Money Options and are cancelled at the Effective Time without the right to receive any portion of the Option Payments shall not be included in the Fully Diluted Share Number.
“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.
“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.
“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.
“Highest In the Money Exercise Price” means the highest per share exercise price at which the Common Per Share Amount would exceed such highest per share exercise price assuming that all Company Options outstanding as of immediately prior to the Effective Time (i) with a per share exercise price equal to or less than such highest per share exercise price are included in the Fully Diluted Share Number and (ii) with a per share exercise price greater than such highest per share exercise price are excluded from the Fully Diluted Share Number.
“Intellectual Property” means any and all industrial and intellectual property and all rights associated therewith, throughout the world, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all industrial designs and any registrations and applications therefor, all trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name registrations, Internet and World Wide Web URLs or addresses, all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, all computer software, including all source code, object code, firmware, development tools, files, records and data, all schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, and all rights in prototypes, breadboards and other devices, all databases and data collections and all rights therein, all moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

“In the Money Options” means the unexercised, validly issued, unexpired and vested Company Options or portions of Company Options that are outstanding immediately prior to the Effective Time and that have an exercise price that is less than the Highest In the Money Exercise Price.
“Indemnification Holdback Amount” means $4,500,000 in cash.
“IRS” means the United States Internal Revenue Service.
“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual, the executive officers of such Person, and with respect to the Company, in addition to the executive officers of the Company, the Named Employees; provided, further, that any executive officer or Named Employee, as applicable, will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such person could reasonably be expected to have such knowledge by virtue of his or her position.
“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.
“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the near-term or longer-term condition (financial or otherwise), assets (including intangible assets), Liabilities, business, prospects, capitalization, employees, operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general economic conditions (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such Person operates (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (C) acts of God (including earthquakes, storms, fires, floods and natural catastrophes), (D) Effects arising from changes in laws or GAAP (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors or (E) the failure to meet any projects or forecasts (provided that the facts and circumstances giving rise to such failure or failures may be taken into account in determining whether there is a Material Adverse Effect) or (ii) adversely affects, or would be reasonably likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.

“Merger Consideration” means $45,000,000 in cash, minus all Liabilities for Transaction Expenses that are incurred but unpaid as of the Closing, plus the aggregate exercise price of all In the Money Options that are outstanding immediately prior to the Effective Time.
“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.
“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.
“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) non-exclusive object code licenses of software by the Company in the ordinary course of business consistent with past practice on its standard unmodified form of end-user agreement (a copy of which has been provided to Acquirer).
“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.
“Pre-Closing Tax Deductible Items” means (i) any and all stay bonuses, sale bonuses, change in control payments, retention payments, gains on exercise of Company Options (or payments for the release or settlement thereof), synthetic equity payments or similar payments made or to be made by (or attributed for the purposes of any relevant Tax to) the Company or any Subsidiary at or in connection with from the Closing, (ii) all fees, costs and expenses incurred, borne or paid by the Company or any Subsidiary in connection with or incident to this Agreement and the transactions contemplated hereby, including any such legal, accounting and investment banking fees, costs and expenses, determined by applying the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29, and (iii) any employment or social security Taxes with respect to the amounts set forth in the foregoing clause (i) and (ii) above taken into account relating to a Pre-Closing Tax Period.

“Pre-Closing Tax Period” means a Tax period (or portion thereof) ending on or prior to the Closing Date.
“Pre-Closing Taxes” means any (i) Taxes of the Company for a Pre-Closing Tax Period and (ii) any Taxes of any other Person for which the Company is liable if the agreement, event or occurrence giving rise to such Liability occurred on or before the Closing Date. For clarity, (x) Pre-Closing Taxes includes any payroll taxes or other Taxes of the Company arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions, whether or not such Taxes are due and payable as of the Closing Date, and (y) the calculation of Pre-Closing Taxes shall take into account any Pre-Closing Tax Deductible Items as provided in Section 5.14(a) of this Agreement. In the case of any Taxes of the Company that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date.
“Pro Rata Share” means, with respect to a particular Converting Holder, a fraction, the numerator of which is the sum of the aggregate number of such Converting Holder’s shares of Company Capital Stock and Company Options (which, for the avoidance of doubt, excludes any Dissenting Shares) and the denominator of which is the aggregate number of shares of Company Capital Stock and Company Options held by all Converting Holders (which, for the avoidance of doubt, excludes any Dissenting Shares).
“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Series A Per Share Amount” means an amount equal to the sum of (a) the Series A Per Share Liquidation Preference, plus (b) the Common Per Share Amount.
“Series A Per Share Liquidation Preference” means $3.28825546 (as equitably adjusted for stock splits, stock dividends, stock combinations, recapitalizations or the like of the Company occurring, if at all, following the date hereof and prior to the Closing) plus the amount of any accrued but unpaid dividends thereon as of the Closing Date.
“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tangible Net Worth Amount” means the Company’s consolidated total assets as of the Closing less the sum of (i) all intangible assets as of the Closing, including (without limitation) deferred tax assets and (ii) the Company’s consolidated total liabilities as of the Closing, in each case as defined by and determined in accordance with GAAP but without giving effect to any adjustments resulting from the application of purchase accounting. For purposes of calculating the Tangible Net Worth Amount, the Company’s liabilities shall (A) include, without duplication, (I) all Company Debt (including all Company Debt to be paid by Acquirer pursuant to Section 5.9) and all capital lease liabilities, (II) all Pre-Closing Taxes, (III) all Liabilities for vacation, paid time off and performance or other bonuses accrued by or for the Company’s employees as of the Closing or resulting from the occurrence of the Closing and (IV) severance, paid time off or other Liabilities or payments to any employee who is not a Continuing Employee.
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.
“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.
“TNW Pro Rata Share” means, with respect to a particular Converting Holder, a fraction, the numerator of which is the sum of the aggregate amount of cash that such Converting Holder is entitled to be paid pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any payments in respect of Dissenting Shares) and the denominator of which is the aggregate amount of cash that all Converting Holders are entitled to be paid pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any payments in respect of Dissenting Shares).
“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.
“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company in connection with the Merger, this Agreement and the Transactions, whether or not incurred, billed or accrued (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees, costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies, (iii) all bonuses or severance obligations owed by the Company to the Company’s directors, employees and/or consultants in connection with the Merger that are unpaid as of the Closing and (iv) any such fees, costs, expenses, payments and expenditures incurred by Company Securityholders paid for or to be paid for by the Company).
“Unvested Company Shares” means shares of Company Capital Stock that are not vested under the terms of any Contract with the Company or subject to forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“280G Stockholder Approval”	5.15
“401(k) Plan”	1.2(b)(x)
“Accounts Receivable”	2.4(e)
“Acquirer”	Preamble
“Adjustment Holdback Fund”	1.4(c)
“Agreement”	Preamble
“Agreement Date”	Preamble
“Author”	2.10(f)
“Basket”	8.3(a)
“Board”	Recitals
“Bylaws”	1.2(b)(ii)
“Certificate of Incorporation”	1.2(b)(ii)
“Certificate of Merger”	1.1(d)
“Certificates”	1.4(a)(iii)
“Claim Certificate”	8.5(a)
“Claims Period”	8.4
“Closing”	1.1(c)
“Closing Balance Sheet”	1.6(b)
“Closing Date”	1.1(c)
“COBRA”	2.12(c)
“Company”	Preamble
“Company Authorizations”	2.8(b)
“Company Balance Sheet Date”	2.4(b)
“Company Balance Sheet”	2.4(b)
“Company Data”	2.10(q)
“Company Disclosure Letter”	Article II
“Company Employee Plans”	2.12(a)
“Company Intellectual Property”	2.10(a)(i)
“Company-Owned Intellectual Property”	2.10(a)(ii)
“Company Privacy Commitments”	2.10(q)
“Company Products”	2.10(a)(iii)
“Company Registered Intellectual Property”	2.10(a)(iv)
“Company Source Code”	2.10(a)(v)
“Company Stockholder Approval”	2.3(a)
“Company Voting Debt”	2.2(e)
“Confidential Information”	2.10(h)
“Confidentiality Agreement”	5.3(a)
“Consenting Stockholders”	Recitals
“Designated Accounting Firm”	1.6(c)(iv)
“Designated Employees”	5.10(a)
“DFARS”	2.17(a)
“Dispute Notice”	1.6(c)(ii)
“Effective Time”	1.1(d)

“Employee RSUs”	5.12(a)
“ERISA”	2.12(a)
“ERISA Affiliate”	2.12(a)
“Excess Amount”	1.6(d)
“Expert Calculations”	1.6(c)(iv)
“Export Approvals”	2.21
“FAR”	2.17(a)
“Financial Statements”	2.4(a)
“Government Contract”	2.16(a)(xxiv)
“Holdback Agreement”	Recitals
“ICT Infrastructure”	2.10(p)
“ICT Infrastructure”	2.10(p)
“ICT Infrastructure”	2.10(p)
“Indemnification Holdback Release Date”	8.1(a)
“Indemnified Person”	8.2(a)
“Letter of Transmittal”	1.4(a)(i)
“Material Contracts”	2.16(a)
“Merger”	Recitals
“Merger Sub”	Preamble
“Named Employee”	Recitals
“New Litigation Claim”	5.6
“Non-Competition Agreement”	Recitals
“Offer Letter”	Recitals
“Open Source Materials”	2.10(l)
“Option Payments”	1.3(a)(iii)
“Option Waiver”	1.3(a)(iii)
“Parachute Payment Waiver”	5.15
“Paying Agent”	1.4(a)(ii)
“Personal Data”	2.10(q)
“Retention Bonuses”	5.12(b)
“Requisite Stockholder Approval”	6.3(h)
“Review Period”	1.6(c)(ii)
“Section 280G Payments”	5.15
“Separation Agreement”	1.2(b)(xv)
“Shortfall Amount”	1.6(e)(ii)
“Significant Customer”	2.22
“Significant Supplier”	2.23
“Special Claims”	8.3(c)
“Special Representations”	8.3(b)
“Spreadsheet”	5.8
“Stockholder Agreement”	Recitals
“Stockholder Notice”	5.1(c)
“Stockholders’ Agent”	Preamble
“Surviving Corporation”	1.1(a)

“Termination Date”	7.1(b)
“Third-Party Claim”	8.8
“Third-Party Intellectual Property”	2.10(a)(vi)
“Transactions”	Recitals
“WARN Act”	2.12(m)
“Written Consent”	Recitals